Exhibit B.3(b):	Audited consolidated financial statements for the year ended October 31, 2015 excerpted from pages 91-166 of the 2015 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) including the Independent auditors’ reports of registered public accounting firm to shareholders with respect to consolidated balance sheets as at October 31, 2015 and October 31, 2014 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015 and the report on internal controls under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2015

Consolidated financial statements

Consolidated financial statements

92	Financial reporting responsibility
93	Independent auditors’ report of registered public accounting firm to shareholders
95	Consolidated balance sheet
96	Consolidated statement of income
97	Consolidated statement of comprehensive income
98	Consolidated statement of changes in equity
99	Consolidated statement of cash flows
100	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

100	Note 1	–	Basis of preparation and summary of significant accounting policies
109	Note 2	–	Fair value measurement
118	Note 3	–	Significant acquisitions and dispositions
119	Note 4	–	Securities
120	Note 5	–	Loans
123	Note 6	–	Structured entities and derecognition of financial assets
126	Note 7	–	Land, buildings and equipment
127	Note 8	–	Goodwill, software and other intangible assets
129	Note 9	–	Other assets
130	Note 10	–	Deposits
130	Note 11	–	Other liabilities
131	Note 12	–	Derivative instruments
135	Note 13	–	Designated accounting hedges
136	Note 14	–	Subordinated indebtedness
137	Note 15	–	Common and preferred share capital
140	Note 16	–	Capital Trust securities

141	Note 17	–	Interest rate sensitivity
142	Note 18	–	Share-based payments
144	Note 19	–	Post-employment benefits
149	Note 20	–	Income taxes
151	Note 21	–	Earnings per share
151	Note 22	–	Commitments, guarantees and pledged assets
154	Note 23	–	Contingent liabilities and provision
157	Note 24	–	Concentration of credit risk
158	Note 25	–	Related-party transactions
159	Note 26	–	Investments in equity-accounted associates and joint ventures
160	Note 27	–	Significant subsidiaries
161	Note 28	–	Segmented and geographic information
163	Note 29	–	Financial instruments – disclosures
164	Note 30	–	Offsetting financial assets and liabilities
165	Note 31	–	Interest income and expense
166	Note 32	–	Future accounting policy changes

CIBC 2015 ANNUAL REPORT	91

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements are to be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX).

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Internal Audit department reviews and reports on the effectiveness of CIBC’s internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unrestricted access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the external auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	December 2, 2015

92	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2015 and 2014 and the consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2015 and 2014, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 2, 2015 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2015

CIBC 2015 ANNUAL REPORT	93

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2015, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2015 and 2014, and the consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015 of CIBC and our report dated December 2, 2015 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2015

94	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

$ millions, as at October 31	2015	2014
ASSETS
Cash and non-interest-bearing deposits with banks	$3,053	$2,694
Interest-bearing deposits with banks	15,584	10,853
Securities (Note 4)
Trading	46,181	47,061
Available-for-sale (AFS)	28,534	12,228
Designated at fair value (FVO)	267	253
	74,982	59,542
Cash collateral on securities borrowed	3,245	3,389
Securities purchased under resale agreements	30,089	33,407
Loans (Note 5)
Residential mortgages	169,258	157,526
Personal	36,517	35,458
Credit card	11,804	11,629
Business and government	65,276	56,075
Allowance for credit losses	(1,670)	(1,660)
	281,185	259,028
Other
Derivative instruments (Note 12)	26,342	20,680
Customers’ liability under acceptances	9,796	9,212
Land, buildings and equipment (Note 7)	1,897	1,797
Goodwill (Note 8)	1,526	1,450
Software and other intangible assets (Note 8)	1,197	967
Investments in equity-accounted associates and joint ventures (Note 26)	1,847	1,923
Deferred tax assets (Note 20)	507	506
Other assets (Note 9)	12,059	9,455
	55,171	45,990
	$463,309	$414,903
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$137,378	$130,085
Business and government	178,850	148,793
Bank	10,785	7,732
Secured borrowings	39,644	38,783
	366,657	325,393
Obligations related to securities sold short	9,806	12,999
Cash collateral on securities lent	1,429	903
Obligations related to securities sold under repurchase agreements	8,914	9,862
Other
Derivative instruments (Note 12)	29,057	21,841
Acceptances	9,796	9,212
Deferred tax liabilities (Note 20)	28	29
Other liabilities (Note 11)	12,195	10,903
	51,076	41,985
Subordinated indebtedness (Note 14)	3,874	4,978
Equity
Preferred shares (Note 15)	1,000	1,031
Common shares (Note 15)	7,813	7,782
Contributed surplus	76	75
Retained earnings	11,433	9,626
Accumulated other comprehensive income (AOCI)	1,038	105
Total shareholders’ equity	21,360	18,619
Non-controlling interests	193	164
Total equity	21,553	18,783
	$463,309	$414,903

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Victor G. Dodig President and Chief Executive Officer	Jane L. Peverett Director

CIBC 2015 ANNUAL REPORT	95

Consolidated financial statements

Consolidated statement of income

$ millions, except as noted, for the year ended October 31	2015	2014 (1)	2013 (1)
Interest income
Loans	$9,573	$9,504	$9,795
Securities	1,524	1,628	1,631
Securities borrowed or purchased under resale agreements	310	320	347
Deposits with banks	76	25	38
	11,483	11,477	11,811
Interest expense
Deposits	2,990	3,337	3,679
Securities sold short	230	327	334
Securities lent or sold under repurchase agreements	110	127	102
Subordinated indebtedness	181	178	193
Other	57	49	50
	3,568	4,018	4,358
Net interest income	7,915	7,459	7,453
Non-interest income
Underwriting and advisory fees	427	444	389
Deposit and payment fees	830	848	824
Credit fees	533	478	462
Card fees	449	414	535
Investment management and custodial fees	814	677	474
Mutual fund fees	1,457	1,236	1,014
Insurance fees, net of claims	361	356	345
Commissions on securities transactions	385	408	412
Trading income (loss)	(139)	(176)	27
AFS securities gains, net (Note 4)	138	201	212
FVO gains (losses), net	(3)	(15)	5
Foreign exchange other than trading	92	43	44
Income from equity-accounted associates and joint ventures (Note 26)	177	226	140
Other	420	764	369
	5,941	5,904	5,252
Total revenue	13,856	13,363	12,705
Provision for credit losses (Note 5)	771	937	1,121
Non-interest expenses
Employee compensation and benefits	5,099	4,636	4,324
Occupancy costs	782	736	700
Computer, software and office equipment	1,292	1,200	1,052
Communications	326	312	307
Advertising and business development	281	285	236
Professional fees	230	201	179
Business and capital taxes	68	59	62
Other	783	1,083	748
	8,861	8,512	7,608
Income before income taxes	4,224	3,914	3,976
Income taxes (Note 20)	634	699	626
Net income	$3,590	$3,215	$3,350
Net income (loss) attributable to non-controlling interests	$14	$(3)	$(2)
Preferred shareholders	$45	$87	$99
Common shareholders	3,531	3,131	3,253
Net income attributable to equity shareholders	$3,576	$3,218	$3,352
Earnings per share (in dollars) (Note 21)
Basic	$8.89	$7.87	$8.11
Diluted	8.87	7.86	8.11
Dividends per common share (in dollars) (Note 15)	4.30	3.94	3.80

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

96	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2015	2014	2013
Net income	$3,590	$3,215	$3,350
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$1,445	$694	$369
Net (gains) losses on investments in foreign operations reclassified to net income	(21)	–	–
Net gains (losses) on hedges of investments in foreign operations	(720)	(425)	(237)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	18	–	–
	722	269	132
Net change in AFS securities
Net gains (losses) on AFS securities	(67)	152	57
Net (gains) losses on AFS securities reclassified to net income	(97)	(146)	(155)
	(164)	6	(98)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(7)	94	62
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	3	(81)	(51)
	(4)	13	11
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	374	(143)	280
Net fair value change of FVO liabilities attributable to changes in credit risk	5	–	–
Total OCI (1)	933	145	325
Comprehensive income	$4,523	$3,360	$3,675
Comprehensive income (loss) attributable to non-controlling interests	$14	$(3)	$(2)
Preferred shareholders	$45	$87	$99
Common shareholders	4,464	3,276	3,578
Comprehensive income attributable to equity shareholders	$4,509	$3,363	$3,677

(1)	Includes $5 million of losses for 2015 (2014: $16 million of gains; 2013: $10 million of losses) relating to our investments in equity-accounted associates and joint ventures.

$ millions, for the year ended October 31	2015	2014	2013
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(118)	$(52)	$(26)
Net (gains) losses on investments in foreign operations reclassified to net income	3	–	–
Net gains (losses) on hedges of investments in foreign operations	91	67	44
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(6)	–	–
	(30)	15	18
Net change in AFS securities
Net gains (losses) on AFS securities	42	(71)	(51)
Net (gains) losses on AFS securities reclassified to net income	48	59	57
	90	(12)	6
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	2	(34)	(22)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(2)	29	18
	–	(5)	(4)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(129)	54	(101)
Net fair value change of FVO liabilities attributable to changes in credit risk	(1)	–	–
	$(70)	$52	$(81)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2015 ANNUAL REPORT	97

Consolidated financial statements

Consolidated statement of changes in equity

$ millions, for the year ended October 31	2015	2014	2013
Preferred shares (Note 15)
Balance at beginning of year	$1,031	$1,706	$1,706
Issue of preferred shares	600	400	–
Redemption of preferred shares	(631)	(1,075)	–
Balance at end of year	$1,000	$1,031	$1,706
Common shares (Note 15)
Balance at beginning of year	$7,782	$7,753	$7,769
Issue of common shares	30	96	114
Purchase of common shares for cancellation	(2)	(65)	(130)
Treasury shares	3	(2)	–
Balance at end of year	$7,813	$7,782	$7,753
Contributed surplus
Balance at beginning of year	$75	$82	$85
Stock option expense	5	7	5
Stock options exercised	(4)	(14)	(9)
Other	–	–	1
Balance at end of year	$76	$75	$82
Retained earnings
Balance at beginning of year	$9,626	$8,318	$7,009 (1)
Net income attributable to equity shareholders	3,576	3,218	3,352
Dividends (Note 15)
Preferred	(45)	(87)	(99)
Common	(1,708)	(1,567)	(1,523)
Premium on purchase of common shares for cancellation	(9)	(250)	(422)
Other	(7)	(6)	1
Balance at end of year	$11,433	$9,626	$8,318
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of year	$313	$44	$(88)
Net change in foreign currency translation adjustments	722	269	132
Balance at end of year	$1,035	$313	$44
Net gains (losses) on AFS securities
Balance at beginning of year	$258	$252	$350
Net change in AFS securities	(164)	6	(98)
Balance at end of year (2)	$94	$258	$252
Net gains (losses) on cash flow hedges
Balance at beginning of year	$26	$13	$2
Net change in cash flow hedges	(4)	13	11
Balance at end of year	$22	$26	$13
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$(492)	$(349)	$(629)
Net change in post-employment defined benefit plans	374	(143)	280
Balance at end of year	$(118)	$(492)	$(349)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of year	$–	$–	$–
Net change attributable to changes in credit risk	5	–	–
Balance at end of year	$5	$–	$–
Total AOCI, net of income tax	$1,038	$105	$(40)
Non-controlling interests
Balance at beginning of year	$164	$175	$170
Net income (loss) attributable to non-controlling interests	14	(3)	(2)
Dividends	(5)	(4)	(4)
Other	20	(4)	11
Balance at end of year	$193	$164	$175
Equity at end of year	$21,553	$18,783	$17,994

(1)	Includes $7 million increase in retained earnings related to the adoption of IFRS 10 “Consolidated Financial Statements”.
(2)	Includes $71 million (2014: $20 million; 2013: $64 million) of cumulative loss related to AFS securities measured at fair value.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

98	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2015	2014	2013
Cash flows provided by (used in) operating activities
Net income	$3,590	$3,215	$3,350
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	771	937	1,121
Amortization and impairment (1)	435	813	354
Stock option expense	5	7	5
Deferred income taxes	(61)	57	49
AFS securities gains, net	(138)	(201)	(212)
Net losses (gains) on disposal of land, buildings and equipment	(2)	1	(2)
Other non-cash items, net	(257)	(637)	(338)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(4,731)	(6,685)	(2,054)
Loans, net of repayments	(22,610)	(16,529)	(5,887)
Deposits, net of withdrawals	40,510	10,213	13,460
Obligations related to securities sold short	(3,193)	(328)	292
Accrued interest receivable	(112)	79	44
Accrued interest payable	(77)	(32)	(147)
Derivative assets	(5,655)	(688)	6,917
Derivative liabilities	7,204	2,032	(7,241)
Trading securities	880	(2,991)	(3,730)
FVO securities	(14)	34	17
Other FVO assets and liabilities	327	(14)	349
Current income taxes	140	(27)	(532)
Cash collateral on securities lent	526	(1,196)	506
Obligations related to securities sold under repurchase agreements	(948)	4,975	(1,744)
Cash collateral on securities borrowed	144	28	(106)
Securities purchased under resale agreements	3,318	(8,096)	(186)
Other, net	(569)	(1,538)	901
	19,483	(16,571)	5,186
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,000	–
Redemption/repurchase/maturity of subordinated indebtedness	(1,130)	(264)	(561)
Issue of preferred shares	600	400	–
Redemption of preferred shares	(631)	(1,075)	–
Issue of common shares for cash	26	82	105
Purchase of common shares for cancellation	(11)	(315)	(552)
Net proceeds from treasury shares	3	(2)	–
Dividends paid	(1,753)	(1,654)	(1,622)
Share issuance costs	(7)	(5)	–
	(2,903)	(1,833)	(2,630)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(41,145)	(27,974)	(27,451)
Proceeds from sale of AFS securities	9,264	29,014	14,094
Proceeds from maturity of AFS securities	15,451	14,578	10,550
Net cash used in acquisitions	–	(190)	–
Net cash provided by dispositions	185	3,611	49
Net purchase of land, buildings and equipment	(256)	(251)	(248)
	(16,501)	18,788	(3,006)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	280	99	48
Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	359	483	(402)
Cash and non-interest-bearing deposits with banks at beginning of year	2,694	2,211	2,613
Cash and non-interest-bearing deposits with banks at end of year (2)	$3,053	$2,694	$2,211
Cash interest paid	$3,646	$4,050	$4,505
Cash income taxes paid	555	669	1,109
Cash interest and dividends received	11,371	11,556	11,856

(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2014 includes the goodwill impairment charge.
(2)	Includes restricted balance of $406 million (2014: $324 million; 2013: $264 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2015 ANNUAL REPORT	99

Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our three main business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC provides a full range of financial services and products to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. Refer to Note 28 for further details on our business units. CIBC is incorporated and domiciled in Canada with our registered and principal business offices located at Commerce Court, Toronto, Ontario.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the Bank Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

CIBC has consistently applied the same accounting policies throughout all periods presented, unless otherwise indicated.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on December 2, 2015.

In 2015, we reclassified certain amounts relating to our insurance business within Retail and Business Banking from non-interest expenses to non-interest income. There was no impact on consolidated net income due to this reclassification.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, impairment of AFS securities, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities and post-employment and other long-term benefit plan assumptions. Actual results could differ from these estimates and assumptions.

Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity, (ii) exposure, or rights, to variable returns from our involvement with the entity, and (iii) the ability to affect those returns through our power over the entity.

Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has power over its subsidiaries through a shareholding of more than 50% of the voting rights in its subsidiaries, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our significant subsidiaries are provided in Note 27.

Structured entities

A SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.

When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

100	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership (LP), where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over the policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

For purposes of applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on AFS equity securities which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option – FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed when they are no longer held for trading and only in rare circumstances. In addition, reclassification of non-derivative financial assets from trading to loans and receivables is allowed when they are no longer held for trading and if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we do not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest rate method. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss), except to the extent they are economically hedging an FVO asset or liability, in which case the gains and losses are included in FVO gains (losses), net. Dividends and interest income earned on trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transaction costs. Only equity instruments whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are re-measured at fair value through OCI subsequent to initial recognition, except that, foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Unrealized foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions

CIBC 2015 ANNUAL REPORT	101

Consolidated financial statements

imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO at inception is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO may also be applied to financial instruments that have one or more embedded derivatives that would otherwise require bifurcation as they significantly modify the cash flows of the contract.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed as economic hedges of the FVO financial instruments, are included in FVO gains (losses), net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively. Changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest rate method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest income on cash collateral paid and interest expense on cash collateral received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet. Security borrowing fees and security lending income are included in Non-interest income in the consolidated statement of income.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•

Credit card loans are not classified as impaired and are fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counselling services, or when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties. Once a loan is modified, if management still does not expect full collection of payments under the modified loan terms, the loan is classified as impaired. An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a

102	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

loan or a group of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the loan with all criteria for the impaired classification having been remedied. Once a loan is modified and management expects full collection of payments under the modified loan terms, the loan is not considered impaired. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to unimpaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of amounts written off. When loans are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Allowance for credit losses

Allowance for credit losses consists of individual and collective components:

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish an allowance for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses – for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:
•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

(ii)	For groups of loans where each loan is not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears.

•

For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the collective allowance. For credit card loans, the historical loss experience enables CIBC to calculate roll-rate models in order to determine an allowance amount driven by flows to write-off.

•

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

Impairment is recognized in the consolidated statement of income to reduce the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income are reversed in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

Impairment is recognized in the consolidated statement of income by reducing the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on

CIBC 2015 ANNUAL REPORT	103

Consolidated financial statements

derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

Derivatives used for ALM purposes that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives used for ALM purposes that are not designated for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We may designate NIFO hedges to mitigate the foreign exchange risk on our net investments in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion are recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation, as explained in the “Foreign currency translation” policy above.

Derivatives used for ALM purposes that are not designated for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO gains (losses), net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value with changes therein included in Non-interest income – Other. The residual amount of the host instrument asset or liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

104	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability would be recognized on our consolidated balance sheet, to which we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in FVO gains (losses), net. In addition, since the fair value of the commitments is priced into the mortgage, their initial fair value is recognized over the life of the resulting mortgage.

The fair value of the mortgage commitment upon funding, if any, is recognized in the consolidated statement of income to offset the difference between the mortgage amount and its fair value.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, and net gains (losses) on post-employment defined benefit plans.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

CIBC 2015 ANNUAL REPORT	105

Consolidated financial statements

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

We consider a portion of land and a building underlying a finance lease arrangement as investment property since we sub-lease this portion to third parties. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there is indication that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 5 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit intangibles and customer relationships – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying values of non-financial assets with definite useful lives, including buildings and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future. Deferred tax assets, other than those arising from our net investments in foreign operations, are recognized to the extent that it is probable that future taxable profits

106	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

will be available against which deductible temporary differences can be utilized. Deferred tax assets arising from our net investments in foreign operations are recognized for deductible temporary differences which are expected to reverse in the foreseeable future to the extent that it is probable that future taxable profits will be available against which these deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity or tax reporting group.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income.

Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.

Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

CIBC 2015 ANNUAL REPORT	107

Consolidated financial statements

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

Directors’ compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as Non-interest expense – Other.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Fee and commission income

The recognition of fee and commission income is determined by the purpose of the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over the 12-month period to which they relate.

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point in time AUM balances, whereas investment management fees relating to our retail brokerage business are generally calculated based on point in time AUA balances. Custodial fees are recognized as revenue over the applicable service period which is generally the contract term.

Mutual fund fees are recognized over the period that the mutual funds are managed and are based upon the daily net asset values of the respective mutual funds.

Earnings per share

We present basic and diluted earnings per share (EPS) for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

108	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Changes in accounting policies

Effective November 1, 2014, CIBC adopted new and amended accounting pronouncements as described below:

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” – The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments were required to be applied retrospectively, and did not impact our consolidated financial statements.

International Financial Reporting Interpretations Committee (IFRIC) 21 “Levies” – The interpretation clarifies the timing of the recognition of the liability to pay a levy, which is an outflow of resources embodying economic benefits (other than income taxes, fines and penalties) that are imposed by governments on entities in accordance with legislation. The interpretation concludes that if the occurrence of the obligating event, as identified by the legislation, is at a point in time, then the recognition of the liability shall be at that point in time. Otherwise, if the obligating event occurs over a period of time, the expense shall be recognized progressively over that period of time. IFRIC 21 is required to be applied retrospectively. The adoption of IFRIC 21 did not impact our consolidated financial statements.

Effective November 1, 2014, we adopted the “own credit” provisions of IFRS 9 “Financial Instruments”, which requires that changes in the fair value of FVO liabilities attributable to changes in own credit risk be presented in OCI. Previously under IAS 39 “Financial Instruments: Recognition and Measurement”, all fair value changes in these liabilities, including changes in own credit risk, were recognized in net income. We did not apply the provision retroactively as the amounts were not significant.

Note 2	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

•

Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•

Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk. For derivatives, we also have credit valuation adjustments (CVA) that factor in counterparty credit risk, and a valuation adjustment for administration costs.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities are measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately. Fair value of publicly issued securities and derivatives is independently validated at least once a month. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. Fair value of privately issued securities is reviewed on a quarterly basis.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

CIBC 2015 ANNUAL REPORT	109

Consolidated financial statements

Methods and assumptions

Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of LP investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated using a discounted cash flow calculation that uses current market interest rates with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value.

The ultimate fair value of loans disclosed is net of the individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs) in our structured credit run-off business that are classified as loans and receivables, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using current market interest rates with similar remaining terms. The fair value of deposit notes issued to CIBC Capital Trust is determined by reference to the quoted market prices of CIBC Tier 1 Notes issued by CIBC Capital Trust. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

110	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, our valuation approach uses OIS curves as the discount rate. In the fourth quarter of 2014, in order to reflect the trend toward pricing market cost of funding in the valuation of uncollateralized derivatives, we amended our valuation approach through the adoption of funding valuation adjustment (FVA), which employs an estimated market cost of funding curve as the discount rate in place of LIBOR. The impact reduced the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the impact on uncollateralized derivative liabilities reduced their fair value in a manner that subsumed previously recognized valuation adjustments related to our own credit. As a result, the adoption of FVA resulted in a one-time net decrease in net income. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, previously recognized valuation adjustments related to our own credit were subsumed in the application of FVA to uncollateralized derivative liabilities in the fourth quarter of 2014.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

CIBC 2015 ANNUAL REPORT	111

Consolidated financial statements

Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Fair value through net income		Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2015	Financial assets
	Cash and deposits with banks	$18,136	$501		$–	$18,637	$18,637	$–
	Securities	–	46,448		28,534	74,982	74,982	–
	Cash collateral on securities borrowed	3,245	–		–	3,245	3,245	–
	Securities purchased under resale agreements	30,089	–		–	30,089	30,089	–
	Loans
	Residential mortgages	169,022	–		–	169,022	169,937	915
	Personal	36,049	–		–	36,049	36,064	15
	Credit card	11,466	–		–	11,466	11,466	–
	Business and government	58,657	5,991		–	64,648	64,736	88
	Derivative instruments	–	26,342		–	26,342	26,342	–
	Customers’ liability under acceptances	9,796	–		–	9,796	9,796	–
	Other assets	8,185	–		–	8,185	8,185	–
	Financial liabilities
	Deposits
	Personal	$137,287	$91		$–	$137,378	$137,394	$16
	Business and government	176,475	2,375	(1)	–	178,850	179,293	443
	Bank	10,785	–		–	10,785	10,785	–
	Secured borrowings	39,644	–		–	39,644	39,882	238
	Derivative instruments	–	29,057		–	29,057	29,057	–
	Acceptances	9,796	–		–	9,796	9,796	–
	Obligations related to securities sold short	–	9,806		–	9,806	9,806	–
	Cash collateral on securities lent	1,429	–		–	1,429	1,429	–
	Obligations related to securities sold under repurchase agreements	8,914	–		–	8,914	8,914	–
	Other liabilities	7,769	197		–	7,966	7,966	–
	Subordinated indebtedness	3,874	–		–	3,874	4,131	257
2014	Financial assets
	Cash and deposits with banks	$13,539	$8		$–	$13,547	$13,547	$–
	Securities	–	47,314		12,228	59,542	59,542	–
	Cash collateral on securities borrowed	3,389	–		–	3,389	3,389	–
	Securities purchased under resale agreements	33,407	–		–	33,407	33,407	–
	Loans
	Residential mortgages	157,317	–		–	157,317	157,567	250
	Personal	34,998	–		–	34,998	34,997	(1)
	Credit card	11,243	–		–	11,243	11,243	–
	Business and government	50,570	4,900		–	55,470	55,479	9
	Derivative instruments	–	20,680		–	20,680	20,680	–
	Customers’ liability under acceptances	9,212	–		–	9,212	9,212	–
	Other assets	6,064	–		–	6,064	6,064	–
	Financial liabilities
	Deposits
	Personal	$129,573	$512		$–	$130,085	$130,017	$(68)
	Business and government	146,736	2,057		–	148,793	149,507	714
	Bank	7,732	–		–	7,732	7,732	–
	Secured borrowings	38,783	–		–	38,783	39,174	391
	Derivative instruments	–	21,841		–	21,841	21,841	–
	Acceptances	9,212	–		–	9,212	9,212	–
	Obligations related to securities sold short	–	12,999		–	12,999	12,999	–
	Cash collateral on securities lent	903	–		–	903	903	–
	Obligations related to securities sold under repurchase agreements	9,862	–		–	9,862	9,862	–
	Other liabilities	6,624	127		–	6,751	6,751	–
	Subordinated indebtedness	4,978	–		–	4,978	5,255	277

(1)	Represents deposit liabilities to which we have elected the FVO. Changes in fair value of these liabilities that are attributable to changes in our own credit risk are presented in OCI.

112	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Fair value of derivative instruments

$ millions, as at October 31				2015			2014
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$65	$26	$39	$82	$27	$55
	– Swap contracts	11,742	11,445	297	9,850	9,894	(44)
	– Purchased options	161	–	161	153	–	153
	– Written options	–	199	(199)	–	193	(193)
		11,968	11,670	298	10,085	10,114	(29)
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	5	–	5
	– Written options	–	–	–	–	4	(4)
		–	–	–	5	4	1
Total interest rate derivatives		11,968	11,670	298	10,090	10,118	(28)
Foreign exchange derivatives
Over-the-counter	– Forward contracts	2,527	2,892	(365)	2,045	2,126	(81)
	– Swap contracts	5,290	5,803	(513)	3,833	4,188	(355)
	– Purchased options	329	–	329	322	–	322
	– Written options	–	326	(326)	–	309	(309)
		8,146	9,021	(875)	6,200	6,623	(423)
Total foreign exchange derivatives		8,146	9,021	(875)	6,200	6,623	(423)
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	4	(4)	–	15	(15)
	– Credit default swap contracts – protection purchased	171	31	140	203	227	(24)
	– Credit default contracts – protection sold	9	240	(231)	194	254	(60)
Total credit derivatives		180	275	(95)	397	496	(99)
Equity derivatives
Over-the-counter		547	1,030	(483)	367	1,438	(1,071)
Exchange-traded		398	410	(12)	320	291	29
Total equity derivatives		945	1,440	(495)	687	1,729	(1,042)
Precious metal derivatives
Over-the-counter		31	25	6	16	18	(2)
Exchange-traded		14	127	(113)	80	113	(33)
Total precious metal derivatives		45	152	(107)	96	131	(35)
Other commodity derivatives
Over-the-counter		1,102	2,300	(1,198)	438	900	(462)
Exchange-traded		374	201	173	214	170	44
Total other commodity derivatives		1,476	2,501	(1,025)	652	1,070	(418)
Total held for trading		22,760	25,059	(2,299)	18,122	20,167	(2,045)
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	–	–	–	–	–
	– Swap contracts	928	1,034	(106)	900	526	374
	– Purchased options	8	–	8	4	–	4
	– Written options	–	–	–	–	–	–
		936	1,034	(98)	904	526	378
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	–	–	–
	– Written options	–	–	–	–	–	–
Total interest rate derivatives		936	1,034	(98)	904	526	378
Foreign exchange derivatives
Over-the-counter	– Forward contracts	53	11	42	103	61	42
	– Swap contracts	2,540	2,944	(404)	1,519	1,052	467
	– Written options	–	–	–	–	–	–
		2,593	2,955	(362)	1,622	1,113	509
Exchange-traded	– Futures contracts	–	–	–	–	–	–
Total foreign exchange derivatives		2,593	2,955	(362)	1,622	1,113	509
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	–	–	–	–	–
	– Credit default swap contracts – protection purchased	3	–	3	–	6	(6)
	– Credit default contracts – protection sold	–	–	–	–	–	–
Total credit derivatives		3	–	3	–	6	(6)
Equity derivatives
Over-the-counter		50	9	41	32	29	3
Exchange-traded		–	–	–	–	–	–
Total equity derivatives		50	9	41	32	29	3
Precious metal derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total precious metal derivatives		–	–	–	–	–	–
Other commodity derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total other commodity derivatives		–	–	–	–	–	–
Total held for ALM		3,582	3,998	(416)	2,558	1,674	884
Total fair value		26,342	29,057	(2,715)	20,680	21,841	(1,161)
Less: effect of netting		(17,060)	(17,060)	–	(14,549)	(14,549)	–
		$9,282	$11,997	$(2,715)	$6,131	$7,292	$(1,161)
Average fair value of derivatives held for trading (1)	– Interest rate derivatives	$12,099	$11,816	$283	$10,902	$10,795	$107
	– Foreign exchange derivatives	9,537	10,382	(845)	5,093	5,161	(68)
	– Credit derivatives	393	497	(104)	283	394	(111)
	– Equity derivatives	860	1,272	(412)	613	1,306	(693)
	– Precious metal derivatives	121	180	(59)	123	124	(1)
	– Other commodity derivatives	1,346	2,457	(1,111)	802	467	335
		$24,356	$26,604	$(2,248)	$17,816	$18,247	$(431)

(1)	Average fair value represents monthly averages.

CIBC 2015 ANNUAL REPORT	113

Consolidated financial statements

Assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those assets and liabilities in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2015	Total 2014
$ millions, as at October 31	2015	2014	2015	2014	2015	2014
Financial assets
Loans
Residential mortgages	$–	$–	$–	$–	$169,937	$157,567	$169,937	$157,567
Personal	–	–	–	–	36,064	34,997	36,064	34,997
Credit card	–	–	–	–	11,466	11,243	11,466	11,243
Business and government	–	–	–	–	58,745	50,579	58,745	50,579
Investment in equity-accounted associates (1)	166	427	–	–	1,649	1,776	1,815	2,203
Financial liabilities
Deposits
Personal	$–	$–	$41,197	$41,727	$–	$–	$41,197	$41,727
Business and government	–	–	107,053	87,816	–	–	107,053	87,816
Bank	–	–	8,328	5,231	–	–	8,328	5,231
Secured borrowings	–	–	35,089	35,769	4,793	3,405	39,882	39,174
Subordinated indebtedness	–	–	4,131	5,255	–	–	4,131	5,255

(1)	See Note 26 for details of our equity-accounted associates.

Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2015	Total 2014
$ millions, as at October 31	2015	2014	2015	2014	2015	2014
Financial assets
Deposits with banks	$–	$–	$501	$8	$–	$–	$501	$8
Trading securities
Government issued or guaranteed	2,566	2,189	7,780	7,473	–	–	10,346	9,662
Corporate equity	31,728	30,585	712	2,500	46	–	32,486	33,085
Corporate debt	–	–	2,083	2,751	–	–	2,083	2,751
Mortgage- and asset-backed	–	–	701	804	565	759	1,266	1,563
	34,294	32,774	11,276	13,528	611	759	46,181	47,061
Trading loans
Business and government	–	–	5,991	4,900	–	–	5,991	4,900
AFS securities
Government issued or guaranteed	841	772	15,824	6,287	–	–	16,665	7,059
Corporate equity	15	30	–	–	431	600	446	630
Corporate debt	–	–	4,070	1,454	6	8	4,076	1,462
Mortgage- and asset-backed	–	–	5,743	2,455	1,604	622	7,347	3,077
	856	802	25,637	10,196	2,041	1,230	28,534	12,228
FVO securities
Government issued or guaranteed	–	–	57	49	–	–	57	49
Corporate debt	–	–	99	97	–	–	99	97
Asset-backed	–	–	–	–	111	107	111	107
	–	–	156	146	111	107	267	253
Derivative instruments
Interest rate	–	5	12,878	10,968	26	21	12,904	10,994
Foreign exchange	–	–	10,739	7,822	–	–	10,739	7,822
Credit	–	–	18	193	165	204	183	397
Equity	398	320	596	398	1	1	995	719
Precious metal	14	80	31	16	–	–	45	96
Other commodity	374	214	1,102	438	–	–	1,476	652
	786	619	25,364	19,835	192	226	26,342	20,680
Total financial assets	$35,936	$34,195	$68,925	$48,613	$2,955	$2,322	$107,816	$85,130
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(2,189)	$(1,967)	$(474)	$(729)	$(2,663)	$(2,696)
Obligations related to securities sold short	(3,795)	(5,763)	(6,011)	(7,236)	–	–	(9,806)	(12,999)
	(3,795)	(5,763)	(8,200)	(9,203)	(474)	(729)	(12,469)	(15,695)
Derivative instruments
Interest rate	–	(4)	(12,678)	(10,619)	(26)	(21)	(12,704)	(10,644)
Foreign exchange	–	–	(11,976)	(7,736)	–	–	(11,976)	(7,736)
Credit	–	–	(31)	(232)	(244)	(270)	(275)	(502)
Equity	(410)	(291)	(1,012)	(1,453)	(27)	(14)	(1,449)	(1,758)
Precious metal	(127)	(113)	(25)	(18)	–	–	(152)	(131)
Other commodity	(201)	(170)	(2,300)	(900)	–	–	(2,501)	(1,070)
	(738)	(578)	(28,022)	(20,958)	(297)	(305)	(29,057)	(21,841)
Total financial liabilities	$(4,533)	$(6,341)	$(36,222)	$(30,161)	$(771)	$(1,034)	$(41,526)	$(37,536)

(1)	Comprises FVO deposits of $2,375 million (2014: $2,057 million), bifurcated embedded derivatives of $91 million (2014: $512 million), FVO other liabilities of $11 million (2014: $7 million), and other financial liabilities measured at fair value of $186 million (2014: $120 million).

114	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $11 million of trading securities (2014: $1,635 million) and $481 million of securities sold short (2014: $2,529 million) from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities. In addition, the following transfers were made during the year as the non-observable inputs no longer have a significant impact on the fair value of these instruments or there was a change in the observability of one or more inputs that significantly impact their fair value:

•	$46 million of corporate equity securities classified as trading were transferred from Level 2 to Level 3 (October 31, 2014: $13 million classified as AFS from Level 3 to Level 1).
•

$1 million of certain bifurcated embedded derivatives were transferred from Level 2 to Level 3 and $23 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2 (October 31, 2014: $6 million from Level 2 to Level 3, and $51 million from Level 3 to Level 2).

•	$10 million of derivative liabilities were transferred from Level 2 to Level 3 (October 31, 2014: $27 million of derivative assets and $36 million of derivative liabilities from Level 3 to Level 2).

The net gain recognized in the consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the year was $122 million (2014: $88 million; 2013: $196 million).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains/(losses) included in income
$ millions, for the year ended October 31	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
2015
Trading securities
Corporate equity	$–	$–	$1	$–	$46	$–	$–	$–	$–	$(1)	$46
Mortgage- and asset-backed	759	79	56	–	–	–	–	–	–	(329)	565
AFS securities
Corporate equity	600	107	(4)	(139)	–	–	62	–	(195)	–	431
Corporate debt	8	–	1	(1)	–	–	–	–	(2)	–	6
Mortgage- and asset-backed	622	–	–	4	–	–	1,287	–	–	(309)	1,604
FVO securities
Asset-backed	107	2	17	–	–	–	–	–	–	(15)	111
Derivative assets
Interest rate	21	–	7	–	–	–	–	–	(1)	(1)	26
Credit	204	(31)	(3)	–	–	–	–	–	–	(5)	165
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,322	$157	$75	$(136)	$46	$–	$1,349	$–	$(198)	$(660)	$2,955
Deposits and other liabilities (3)	$(729)	$(85)	$(25)	$–	$(1)	$23	$–	$(44)	$74	$313	$(474)
Derivative instruments
Interest rate	(21)	–	(8)	–	–	–	–	–	1	2	(26)
Credit	(270)	29	(15)	–	–	–	–	–	–	12	(244)
Equity	(14)	–	(6)	–	(10)	–	–	(2)	–	5	(27)
Total liabilities	$(1,034)	$(56)	$(54)	$–	$(11)	$23	$–	$(46)	$75	$332	$(771)
2014
Trading securities
Mortgage- and asset-backed	$837	$191	$123	$–	$–	$–	$–	$–	$(50)	$(342)	$759
AFS securities
Corporate equity	618	63	(5)	107	–	(13)	36	–	(205)	(1)	600
Corporate debt	9	4	1	(2)	–	–	5	–	(9)	–	8
Mortgage- and asset-backed	286	–	–	(2)	–	–	519	–	–	(181)	622
FVO securities
Asset-backed	147	12	8	–	–	–	–	–	–	(60)	107
Derivative assets
Interest rate	46	13	(2)	–	–	(22)	–	–	–	(14)	21
Credit	294	(41)	(18)	–	–	–	–	–	–	(31)	204
Equity	1	–	–	–	–	(5)	5	–	–	–	1
Total assets	$2,238	$242	$107	$103	$–	$(40)	$565	$–	$(264)	$(629)	$2,322
Deposits and other liabilities (3)	$(737)	$(48)	$(235)	$–	$(6)	$51	$–	$(80)	$14	$312	$(729)
Derivative instruments
Interest rate	(48)	(13)	4	–	–	22	–	–	–	14	(21)
Credit	(413)	28	9	–	–	–	–	–	–	106	(270)
Equity	(13)	–	(6)	–	–	14	–	(9)	–	–	(14)
Total liabilities	$(1,211)	$(33)	$(228)	$–	$(6)	$87	$–	$(89)	$14	$432	$(1,034)

(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(3)	Includes FVO deposits of $338 million (2014: $506 million) and net bifurcated embedded derivative liabilities of $136 million (2014: $223 million).

CIBC 2015 ANNUAL REPORT	115

Consolidated financial statements

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

						Range of inputs
$ millions, as at October 31	2015	Valuation techniques		Key non-observable inputs		Low	High
Trading securities
Corporate equity	$46	Net asset value		Net asset value		n/a	n/a
Mortgage- and asset-backed	565	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	97.3%
AFS securities
Corporate equity
Limited partnerships	269	Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	162	Valuation multiple		Earnings multiple		9.5	12.3
				Revenue multiple		3.5	3.8
		Discounted cash flow		Discount rate		30.0%	30.0%
Corporate debt	6	Discounted cash flow		Discount rate		30.0%	30.0%
Mortgage- and asset-backed	1,604	Discounted cash flow		Credit spread		0.9%	1.4%
FVO securities
Asset-backed	111	Market proxy or direct broker quote		Market proxy or direct broker quote		75.5%	87.0%
Derivative instruments
Interest rate	26	Proprietary model	(2)	n/a		n/a	n/a
Credit	165 (3)	Market proxy or direct broker quote		Market proxy or direct broker quote		30.2%	99.8%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread	(4)	0.0%	1.2%
Equity	1	Option model		Market volatility		13.4%	13.4%
Total assets	$2,955
Deposits and other liabilities	$(474)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	86.6%
		Option model		Market volatility		10.6%	33.5%
				Market correlation		(49.5)%	100.0%
Derivative instruments
Interest rate	(26)	Proprietary model	(2)	n/a		n/a	n/a
Credit	(244)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.7%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread		0.0%	1.2%
Equity	(27)	Option model		Market correlation		36.8%	94.7%
Total liabilities	$(771)

(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the LP and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 71%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business, our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, CLOs, corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, FVO structured note liability and derivatives. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets are also impacted by other key non-observable inputs, including:

•

Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.

•

Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a loss given default rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.

•

Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and form part of the discount rates used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets, would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.

116	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

•

Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets up to a certain reasonably possible level would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

The fair value of the credit derivatives is also sensitive to CVA for counterparty risk on the credit derivative counterparty.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $5 million or decrease the net fair value by up to $1 million in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges are excluded from this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally results in an increase in the fair value of our investments in private companies. The fair value of the restricted stock takes into account the valuation reserves pertaining to security-specific restrictions. The security-specific restrictions are determined based on the Black-Scholes option model which incorporates implied volatility as a key non-observable input. A significant increase in implied volatility generally results in an increase in the valuation reserve and therefore a decrease in the fair value of the restricted stock. By adjusting the multiple and implied volatility within a reasonably possible range, the aggregate fair value for our investments in private companies and restricted stock would increase by $22 million or decrease by $10 million.

The fair value of our LPs is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the net asset value and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by $30 million.

The fair value of our ABS is determined based on non-observable credit spreads. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS. By adjusting the credit spreads within a reasonably possible range, the fair value of our ABS would increase or decrease by $3 million.

Our bifurcated embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These embedded derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options which are inherent in many of our embedded derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 embedded derivative liabilities. Correlation inputs are used to value those embedded derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 embedded derivative liabilities. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our embedded derivative liabilities would increase or decrease by $12 million.

FVO assets

FVO securities include certain debt securities that were designated as FVO on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

FVO liabilities

FVO deposits and other liabilities include:

•

Certain business and government deposit liabilities and certain secured borrowings, that are economically hedged with derivatives and other financial instruments; and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail clients to provide mortgages at fixed rates are economically hedged with derivatives and other financial instruments.

The fair value of a FVO liability reflects the credit risk relating to that liability. We early adopted the IFRS 9 own credit provision as of November 1, 2014 as described in Note 1. For those FVO liabilities in which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between i) the period over period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and ii) the period over period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the FVO liability.

The carrying amount of FVO deposits would have been $10 million lower (2014: $7 million lower) had the deposits been carried on a contractual settlement amount.

CIBC 2015 ANNUAL REPORT	117

Consolidated financial statements

Note 3	Significant acquisitions and dispositions

2015

Sale of equity investment

On April 30, 2015, CIBC sold its equity investment in The Bank of N.T. Butterfield & Son Limited, which was accounted for as an associate within Corporate and Other, for an amount, net of associated expenses, that approximated its carrying value.

2014

Aeroplan Agreements

On December 27, 2013, CIBC completed the transactions contemplated by the tri-party agreements with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD).

CIBC sold to TD approximately 50% of its existing Aerogold VISA credit card portfolio, consisting primarily of credit card only clients, while CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio divested by CIBC consisted of $3.3 billion of credit card receivables. Upon closing, CIBC received a cash payment from TD equal to the credit card receivables outstanding acquired by TD.

CIBC also received upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

Under the terms of the agreements:

•	CIBC continues to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•

The ten year CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and before its sixth year if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds. In addition, the agreement provides for penalty payments due from CIBC to Aimia in the first five years if the thresholds are exceeded.

•

The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for net cardholder migration over a period of five years.

•	CIBC receives annual commercial subsidy payments from TD expected to be approximately $38 million per year in each of the three years after closing.

In conjunction with the completion of the Aeroplan transaction, CIBC has fully released Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Acquisition of Atlantic Trust Private Wealth Management

On December 31, 2013, CIBC completed the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for $224 million (US$210 million) plus working capital and other adjustments. Atlantic Trust provides integrated wealth management solutions for high net worth individuals, families, foundations and endowments in the United States.

The following summarizes the consideration transferred and the amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

The consideration transferred was as follows:

$ millions, as at December 31, 2013
Upfront cash payment	$179
Contingent consideration, at fair value (deferred payment)	45
Working capital and other adjustments	12
Total consideration transferred	$236

The deferred payment was based on acquired AUM at the measurement date of April 30, 2014. The estimated fair value of the deferred payment of $45 million (US$42 million) as at the acquisition date was included in the consideration transferred. The deferred payment was settled in May 2014 for $46 million (US$42 million).

Assets acquired and liabilities assumed

The fair values of identifiable assets acquired and liabilities assumed were as follows:

$ millions, as at December 31, 2013
Cash	$47
AFS securities	4
Land, buildings and equipment	10
Other assets	30
Software and other intangible assets	91
Other liabilities	(30)
Net identifiable assets acquired	152
Goodwill arising on acquisition	84
Total consideration transferred	$236

Intangible assets and goodwill

The acquired intangible assets include a customer relationship intangible asset of $89 million that arose from the acquired investment management contracts. The fair value of the customer relationship intangible asset was estimated using a discounted cash flow method based on estimated future cash flows arising from fees earned from the acquired AUM, which took into account expected net redemptions and market appreciation from existing clients, net of operating expenses and other cash outflows. The goodwill arising on acquisition of $84 million mainly comprised the value of expected synergies and the value of new business growth arising from the acquisition.

118	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Acquisition-related costs

Acquisition-related costs of $5 million were included in Non-interest expenses.

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction resulted in an after-tax gain, net of associated expenses, of $57 million in 2014.

Note 4	Securities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2015 Total		2014 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$43	0.5%	$1,548	1.0%	$953	1.4%	$–	–%	$–	–%	$2,544	1.2%	$2,031	1.6%
Other Canadian governments	4	1.4	642	1.2	2,905	1.8	359	1.6	–	–	3,910	1.7	2,406	2.6
U.S. Treasury and agencies	3,686	0.2	3,673	0.5	–	–	–	–	–	–	7,359	0.4	782	0.5
Other foreign governments	1,387	1.7	1,017	2.7	195	5.2	253	5.4	–	–	2,852	2.6	1,840	3.5
Mortgage-backed securities (2)	1,436	0.2	2,458	1.0	16	0.9	1,253	0.6	–	–	5,163	0.7	2,192	1.5
Asset-backed securities	64	3.1	378	2.0	1,157	1.8	585	0.6	–	–	2,184	1.6	885	1.7
Corporate public debt	677	1.4	3,280	0.9	99	6.5	14	5.5	–	–	4,070	1.1	1,454	3.0
Corporate private debt	–	–	6	10.0	–	–	–	–	–	–	6	10.0	8	10.0
Total debt securities	7,297		13,002		5,325		2,464		–		28,088		11,598
Corporate public equity	–	–	–	–	–	–	–	–	17	n/m	17	n/m	174	n/m
Corporate private equity	–	–	–	–	–	–	–	–	429	n/m	429	n/m	456	n/m
Total equity securities	–		–		–		–		446		446		630
Total AFS securities	$7,297		$13,002		$5,325		$2,464		$446		$28,534		$12,228
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$987		$2,216		$676		$414		$–		$4,293		$4,635
Other Canadian governments	1,068		959		594		3,031		–		5,652		4,569
U.S. Treasury and agencies	33		–		57		107		–		197		257
Other foreign governments	14		98		35		57		–		204		201
Mortgage-backed securities (3)	91		342		20		18		–		471		556
Asset-backed securities	92		116		–		587		–		795		1,007
Corporate public debt	806		831		293		153		–		2,083		2,751
Corporate public equity	–		–		–		–		32,486		32,486		33,085
Total trading securities	$3,091		$4,562		$1,675		$4,367		$32,486		$46,181		$47,061
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$57		$–		$57		$49
Asset-backed securities	–		–		–		111		–		111		107
Corporate public debt	–		99		–		–		–		99		97
Total FVO securities	$–		$99		$–		$168		$–		$267		$253
Total securities (4)	$10,388		$17,663		$7,000		$6,999		$32,932		$74,982		$59,542

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $1,223 million (2014: $1,249 million) and fair value of $1,226 million (2014: $1,253 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $1,914 million (2014: $154 million) and fair value of $1,913 million (2014: $154 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $1,221 million (2014: $22 million) and fair value of $1,221 million (2014: $22 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $742 million (2014: $538 million) and fair value of $744 million (2014: $539 million).
(3)	Includes securities backed by mortgages insured by the CMHC of $397 million (2014: $484 million).
(4)	Includes securities denominated in U.S. dollars with carrying value of $25.1 billion (2014: $8.5 billion) and securities denominated in other foreign currencies with carrying value of $1,068 million (2014: $844 million).
n/m	Not meaningful.

Fair value of AFS securities

$ millions, as at October 31				2015				2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$2,552	$1	$(9)	$2,544	$2,026	$5	$–	$2,031
Other Canadian governments	3,921	2	(13)	3,910	2,391	15	–	2,406
U.S. Treasury and agencies	7,366	2	(9)	7,359	781	1	–	782
Other foreign governments	2,860	10	(18)	2,852	1,834	13	(7)	1,840
Mortgage-backed securities	5,158	10	(5)	5,163	2,186	7	(1)	2,192
Asset-backed securities	2,179	12	(7)	2,184	883	2	–	885
Corporate public debt	4,084	4	(18)	4,070	1,444	22	(12)	1,454
Corporate private debt	5	1	–	6	6	2	–	8
Corporate public equity (1)	10	7	–	17	17	157	–	174
Corporate private equity	263	167	(1)	429	261	195	–	456
	$28,398	$216	$(80)	$28,534	$11,829	$419	$(20)	$12,228

(1)	Includes restricted stock.

CIBC 2015 ANNUAL REPORT	119

Consolidated financial statements

For AFS securities where the fair value is less than the amortized cost, the following table presents fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

						2015						2014
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
$ millions, as at October 31	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Securities issued or guaranteed by:
Canadian federal government	$1,463	$(9)	$–	$–	$1,463	$(9)	$485	$–	$–	$–	$485	$–
Other Canadian governments	3,290	(12)	50	(1)	3,340	(13)	101	–	291	–	392	–
U.S. Treasury and agencies	5,390	(9)	–	–	5,390	(9)	197	–	22	–	219	–
Other foreign governments	1,245	(5)	118	(13)	1,363	(18)	433	(1)	178	(6)	611	(7)
Mortgage-backed securities	2,588	(5)	28	–	2,616	(5)	462	(1)	36	–	498	(1)
Asset-backed securities	1,602	(7)	–	–	1,602	(7)	–	–	–	–	–	–
Corporate public debt	2,580	(7)	482	(11)	3,062	(18)	173	(1)	357	(11)	530	(12)
Corporate private debt	–	–	–	–	–	–	–	–	–	–	–	–
Corporate public equity	–	–	–	–	–	–	–	–	–	–	–	–
Corporate private equity	39	(1)	1	–	40	(1)	9	–	1	–	10	–
	$18,197	$(55)	$679	$(25)	$18,876	$(80)	$1,860	$(3)	$885	$(17)	$2,745	$(20)

As at October 31, 2015, the amortized cost of 250 AFS securities that are in a gross unrealized loss position (2014: 88 securities) exceeded their fair value by $80 million (2014: $20 million). The securities that have been in a gross unrealized loss position for more than a year include 28 AFS securities (2014: 30 securities), with a gross unrealized loss of $25 million (2014: $17 million). We have determined that these AFS securities were not impaired.

The table below presents realized gains, losses, and write-downs on AFS securities:

$ millions, for the year ended October 31	2015	2014	2013
Realized gains	$163	$242	$280
Realized losses	(20)	(36)	(29)
Impairment write-downs
Equity securities	(5)	(5)	(39)
	$138	$201	$212

Note 5	Loans(1)(2)

$ millions, as at October 31					2015					2014
	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Residential mortgages	$169,258	$1	$235	$236	$169,022	$157,526	$1	$208	$209	$157,317
Personal (3)	36,517	7	461	468	36,049	35,458	9	451	460	34,998
Credit card	11,804	–	338	338	11,466	11,629	–	386	386	11,243
Business and government (4)	65,276	303	325	628	64,648	56,075	328	277	605	55,470
	$282,855	$311	$1,359	$1,670	$281,185	$260,688	$338	$1,322	$1,660	$259,028

(1)	Loans are net of unearned income of $320 million (2014: $300 million).
(2)	Includes gross loans of $31.5 billion (2014: $26.1 billion) denominated in U.S. dollars and $4.1 billion (2014: $3.4 billion) denominated in other foreign currencies.
(3)	Includes $61 million (2014: $114 million) related to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $60 million (2014: $111 million) relates to individuals who are no longer employed by CIBC.
(4)	Includes trading loans of $5,991 million (2014: $4,900 million).

Allowance for credit losses

Individual allowance

	Residential mortgages			Personal			Business and government			Total
$ millions, for the year ended October 31	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Balance at beginning of year	$1	$1	$–	$9	$9	$8	$328	$310	$467	$338	$320	$475
Provision for (reversal of) credit losses	–	–	1	(1)	–	1	77	136	166	76	136	168
Write-offs	–	–	–	(1)	–	–	(142)	(120)	(323)	(143)	(120)	(323)
Recoveries	–	–	–	–	–	–	4	6	3	4	6	3
Interest income on impaired loans	–	–	–	–	–	–	(8)	(14)	(20)	(8)	(14)	(20)
Foreign exchange and other	–	–	–	–	–	–	44	10	17	44	10	17
Balance at end of year	$1	$1	$1	$7	$9	$9	$303	$328	$310	$311	$338	$320

120	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Collective allowance

	Residential mortgages			Personal			Credit card			Business and government			Total
$ millions, as at or for the year ended October 31	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Balance at beginning of year	$208	$159	$71	$451	$442	$459	$386	$517	$583	$353	$320	$328	$1,398	$1,438	$1,441
Provision for credit losses	37	83	119	263	284	295	322	378	499	73	56	40	695	801	953
Write-offs	(32)	(27)	(24)	(302)	(312)	(334)	(495)	(564)	(708)	(32)	(35)	(59)	(861)	(938)	(1,125)
Recoveries	–	–	–	51	43	32	125	136	143	6	7	6	182	186	181
Interest income on impaired loans	(7)	(8)	(9)	(8)	(8)	(8)	–	–	–	–	–	–	(15)	(16)	(17)
Foreign exchange and other	29	1	2	6	2	(2)	–	(81)	–	17	5	5	52	(73)	5
Balance at end of year	$235	$208	$159	$461	$451	$442	$338	$386	$517	$417	$353	$320	$1,451	$1,398	$1,438
Comprises:
Loans	$235	$208	$159	$461	$451	$442	$338	$386	$517	$325	$277	$260	$1,359	$1,322	$1,378
Undrawn credit facilities (1)	–	–	–	–	–	–	–	–	–	92	76	60	92	76	60

(1)	Included in Other liabilities on the consolidated balance sheet.

Impaired loans

$ millions, as at October 31				2015				2014
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Residential mortgages	$573	$1	$187	$385	$534	$1	$167	$366
Personal	187	7	138	42	200	9	130	61
Business and government	659	303	10	346	700	328	9	363
Total impaired loans (2)(3)	$1,419	$311	$335	$773	$1,434	$338	$306	$790

(1)	Includes collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,116 million (2014: $1,092 million) on balances which are not impaired.
(2)	Average balance of gross impaired loans was $1,471 million (2014: $1,519 million).
(3)	Foreclosed assets of $16 million (2014: $22 million) were included in Other assets on the consolidated balance sheet.

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2015 Total	2014 Total
Residential mortgages	$1,964	$678	$213	$2,855	$2,657
Personal	554	117	21	692	618
Credit card	528	156	78	762	723
Business and government	227	89	28	344	256
	$3,273	$1,040	$340	$4,653	$4,254

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $96 million (2014: $99 million), of which $21 million (2014: $21 million) was in Canada and $75 million (2014: $78 million) was outside Canada. During the year, interest recognized on impaired loans was $23 million (2014: $30 million); and interest recognized on loans before being classified as impaired was $38 million (2014: $40 million), of which $35 million (2014: $33 million) was in Canada and $3 million (2014: $7 million) was outside Canada.

CIBC 2015 ANNUAL REPORT	121

Consolidated financial statements

Credit quality of the loans portfolio

The following tables provide the credit quality of business and government loans and acceptances and retail loans by carrying value. For details on the CIBC rating categories and PD bands, see the “Credit risk” section of the MD&A.

Net business and government loans and acceptances

$ millions, for the year ended October 31						2015	2014
Grade	CIBC rating	PD bands	Corporate	Sovereign	Banks	Total	Total
Investment grade	00-47	0.01% – 0.42%	$26,054	$1,291	$1,894	$29,239	$25,850
Non-investment grade	51-67	0.43% – 12.11%	31,631	457	1,101	33,189	27,831
Watch list	70-80	12.11% – 99.99%	630	–	–	630	315
Default	90	100%	372	–	–	372	311
Total advanced internal ratings-based (AIRB) exposure			$58,687	$1,748	$2,995	$63,430	$54,307
Strong			$6,380	$39	$13	$6,432	$6,402
Good			495	–	–	495	361
Satisfactory			143	–	–	143	159
Weak			46	–	–	46	24
Default			4	–	–	4	3
Total slotted exposure			$7,068	$39	$13	$7,120	$6,949
Standardized exposure			$3,560	$255	$394	$4,209	$3,694
			$69,315	$2,042	$3,402	$74,759	$64,950
Less: collective allowance (1)						$315	$268
Net business and government loans and acceptances (2)						$74,444	$64,682

(1)	Comprises the collective allowance related to business and government loans that are less than 90 days delinquent.
(2)	Includes customers’ liability under acceptances of $9,796 million (2014: $9,212 million).

Net retail loans

$ millions, for the year ended October 31					2015	2014
Risk level	PD bands	Residential mortgages	Personal	Cards	Total	Total
Exceptionally low	0.01% – 0.20%	$137,199	$17,817	$3,208	$158,224	$153,904
Very low	0.21% – 0.50%	10,058	2,366	856	13,280	8,827
Low	0.51% – 2.00%	16,351	11,167	3,658	31,176	29,664
Medium	2.01% – 10.00%	1,885	3,790	3,309	8,984	7,181
High	10.01% – 99.99%	160	754	620	1,534	1,043
Default	100%	101	–	–	101	265
Total AIRB exposure		$165,754	$35,894	$11,651	$213,299	$200,884
Strong		$714	$–	$–	$714	$498
Good		53	–	–	53	56
Satisfactory		118	–	–	118	190
Weak		1	–	–	1	1
Default		1	–	–	1	1
Total slotted exposure		$887	$–	$–	$887	$746
Standardized exposure		$2,428	$478	$154	$3,060	$2,676
Less: collective allowance (1)		$47	$323	$339	$709	$748
Net retail loans		$169,022	$36,049	$11,466	$216,537	$203,558

(1)	Comprises the collective allowance related to personal loans and mortgages that are less than 90 days delinquent, and credit cards that are less than 180 days delinquent.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2015	2014	2013
Interest income	$11,483	$11,477	$11,811
Interest expense	3,568	4,018	4,358
Net interest income	7,915	7,459	7,453
Provision for credit losses	771	937	1,121
Net interest income after provision for credit losses	$7,144	$6,522	$6,332

122	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 6	Structured entities and derecognition of financial assets

Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate a SE when the substance of the relationship indicates that we control the SE.

Consolidated structured entities

We consolidate the following SEs:

Multi-seller conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing ABS. The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of over-collateralization. We hold all of the outstanding ABS.

Residential mortgage securitization trusts

Clear Trust (Clear) originated Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sold these mortgages to Crisp Trust (Crisp). Crisp funded the purchase of these mortgages through the issuance of commercial paper to investors, which was secured by the mortgages. We hold all of the outstanding commercial paper and the mortgages are presented as Residential mortgages within Loans on the consolidated balance sheet. This program is in run-off.

Credit card securitization trusts

We sell an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II). Cards II purchases a proportionate share of credit card receivables on certain credit card accounts within designated portfolios, with the proceeds received from the issuance of notes. We also sold an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Broadway Trust (Broadway). The remaining series of notes issued by Broadway were fully repaid on March 17, 2014 and there are no longer any notes outstanding.

Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2015, $4.8 billion of credit card receivable assets with a fair value of $4.8 billion (2014: $3.3 billion with a fair value of $3.3 billion) supported associated funding liabilities of $4.8 billion with a fair value of $4.8 billion (2014: $3.3 billion with a fair value of $3.3 billion).

Covered bond guarantor

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of CMHC insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal.

For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at October 31, 2015, our structured program had issued covered bond liabilities of $4.3 billion with a fair value of $4.3 billion (2014: $10.7 billion with a fair value of $10.8 billion) and our legislative program had issued covered bond liabilities of $7.7 billion with a fair value of $7.7 billion (2014: $1.9 billion with a fair value of $1.9 billion). The covered bond liabilities are supported by a contractually-determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

CIBC-managed investment funds

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees, and for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, are significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2015, the total assets and non-controlling interests in the consolidated CIBC-managed investments funds were $25 million and nil, respectively (2014: $37 million and nil).

Non-consolidated structured entities

The following SEs are not consolidated by CIBC:

Single-seller and multi-seller conduits

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. Our multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. Our single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers. As at October 31, 2015, the total assets in our single-seller conduit and multi-seller conduits amounted to $4.5 billion (2014: $3.1 billion).

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for our managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We also may purchase ABCP issued by our multi-seller conduits for market making purposes.

CIBC 2015 ANNUAL REPORT	123

Consolidated financial statements

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

Third-party structured vehicles – continuing

We have investments in and provide liquidity and credit facilities to third-party SEs through our treasury and trading activities. We also have investments in LPs in which we generally are a passive investor of the LPs as a limited partner, and in some cases, we are the co-general partner and have significant influence over the LPs. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these LPs.

Pass-through investment structures

We have exposure to units of third-party or CIBC-managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into various classes of ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee. As at October 31, 2015, the total outstanding ownership certificates in the Commercial mortgage securitization trust amounted to $254 million (2014: $274 million).

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust, which funds the purchase of these notes through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment and are subject to the phase-out rules for capital instruments that will be viewed as non-qualifying capital instruments. See Note 16 for additional details.

CIBC-managed investment funds

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than as a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2015, the total AUM in the non-consolidated CIBC-managed investment funds amounted to $94.4 billion (2014: $86.7 billion).

CIBC structured collateralized debt obligation vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. As at October 31, 2015, the assets in the CIBC structured CDO vehicles have a total principal amount of $1.0 billion (2014: $1.2 billion).

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Sponsored non-consolidated structured entities in which CIBC has no interest

In assessing whether CIBC is considered a sponsor for disclosure purposes, CIBC considers the significance of its involvement with the entity and its role in establishing and setting up of the SE. Factors for considering whether CIBC is a sponsor include the extent of CIBC’s involvement in the creation and design of the SE, whether CIBC continues to manage ongoing operations, and whether CIBC is the majority user of the entity. CIBC is a sponsor of certain SEs in our structured credit run-off business in which we have no interest. The amount of assets transferred by CIBC to these SEs was nil for the years ended October 31, 2015 and 2014. Income received from the SEs was insignificant for the years ended October 31, 2015 and 2014.

124	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at October 31, 2015	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust	CIBC- managed investment funds	CIBC structured CDO vehicles	Third-party structured vehicles – run-off
On-balance sheet assets at carrying value (1)
Trading securities	$59		$232	$605	$13	$1	$–	$7	$558
AFS securities	–		2,400	–	–	–	–	2	–
FVO securities	–		–	–	–	–	–	–	111
Loans	94		852	–	–	–	–	–	780
Investments in equity-accounted associates and joint ventures	–		6	–	–	6	–	–	–
Derivatives (2)	–		–	5	–	–	–	–	–
	$153		$3,490	$610	$13	$7	$–	$9	$1,449
October 31, 2014	$85		$2,372	$2,030	$10	$7	$20	$28	$2,436
On-balance sheet liabilities at carrying value (1)
Deposits	$–		$–	$–	$–	$1,680	$–	$–	$–
Derivatives (2)	–		–	120	–	–	–	1	213
	$–		$–	$120	$–	$1,680	$–	$1	$213
October 31, 2014	$–		$–	$228	$–	$1,651	$–	$3	$238
Maximum exposure to loss, net of hedges
Investments and loans	$153		$3,490	$605	$13	$7	$–	$9	$1,449
Notional of written derivatives, less fair value losses	–		–	–	–	–	–	22	614
Liquidity, credit facilities and commitments	3,972	(3)	985	–	–	75	–	27	57
Less: hedges of investments, loans and written derivatives exposure	–		–	(605)	–	–	–	–	(1,572)
	$4,125		$4,475	$–	$13	$82	$–	$58	$548
October 31, 2014	$2,793		$3,205	$–	$10	$79	$20	$84	$725

(1)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(3)	Excludes an additional $0.9 billion (2014: $1.3 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $59 million (2014: $4 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include but are not limited to exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond Program, sponsored by the CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to the CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

CIBC 2015 ANNUAL REPORT	125

Consolidated financial statements

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$21,793	$21,911	$22,048	$22,083
Securities held by counterparties as collateral under repurchase agreements (2)(3)	3,353	3,353	2,033	2,033
Securities lent for securities collateral (2)(3)	16,864	16,864	14,966	14,966
	$42,010	$42,128	$39,047	$39,082
Carrying amount of associated liabilities (4)	$43,117	$43,337	$39,901	$40,176

(1)	Includes $2.2 billion (2014: $1.3 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Government of Canada bonds have also been pledged as collateral to CMHC counterparties. Certain cash in transit balances related to the securitization process amounting to $770 million (2014: $817 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $32.7 billion with a fair value of $32.8 billion (2014: $33.1 billion with a fair value of $33.1 billion) of mortgages that were not transferred to external parties.

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings (1)	Computer equipment	Office furniture and other equipment (2)	Leasehold improvements	Total
2015	Cost
	Balance at beginning of year	$1,350	$947	$797	$928	$4,022
	Additions (3)	32	128	61	67	288
	Disposals (4)	(1)	(196)	(50)	(68)	(315)
	Adjustments (5)	121	17	17	14	169
	Balance at end of year	$1,502	$896	$825	$941	$4,164
2014	Balance at end of year	$1,350	$947	$797	$928	$4,022
2015	Accumulated amortization
	Balance at beginning of year	$547	$724	$370	$584	$2,225
	Amortization and impairment (4)(6)	40	107	42	60	249
	Disposals (4)	–	(166)	(47)	(66)	(279)
	Adjustments (5)	43	15	7	7	72
	Balance at end of year	$630	$680	$372	$585	$2,267
2014	Balance at end of year	$547	$724	$370	$584	$2,225
	Net book value
	As at October 31, 2015	$872	$216	$453	$356	$1,897
	As at October 31, 2014	$803	$223	$427	$344	$1,797

(1)	Includes land and building underlying a finance lease arrangement. See below for further details.
(2)	Includes $129 million (2014: $126 million) of work-in-progress not subject to amortization.
(3)	Includes acquisitions through business combinations of nil (2014: $10 million).
(4)	Includes write-offs of fully amortized assets.
(5)	Includes foreign currency translation adjustments.
(6)	Includes $2 million (2014: nil) of impairment loss relating to leasehold improvements.

Net additions and disposals during the year were: Retail and Business Banking net additions of $37 million (2014: net additions of $103 million); Wealth Management net disposals of $5 million (2014: net additions of $11 million); Capital Markets net disposals of $4 million (2014: net disposals of $1 million); and Corporate and Other net disposals of $55 million (2014: net additions of $73 million).

Finance lease property

Included in land and buildings above is a finance lease property, a portion of which is rented out and considered an investment property. The carrying value of the finance lease property is as follows:

$ millions, for the year ended October 31	2015	2014
Balance at beginning of year	$392	$382
Amortization	(22)	(20)
Foreign currency adjustments	62	30
Balance at end of year	$432	$392

Rental income of $94 million (2014: $81 million; 2013: $72 million) was generated from the investment property. Interest expense of $30 million (2014: $28 million; 2013: $28 million) and non-interest expenses of $46 million (2014: $42 million; 2013: $30 million) were incurred in respect of the finance lease property. Our commitment related to the finance lease is disclosed in Note 22.

126	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 8	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have three significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, for the year ended October 31		CIBC FirstCaribbean	Canadian Wealth Management	Atlantic Trust	Other	Total
2015	Balance at beginning of year	$353	$884	$89	$124	$1,450
	Acquisitions	–	–	–	–	–
	Impairment	–	–	–	–	–
	Foreign currency translation adjustments	57	–	16	3	76
	Balance at end of year	$410	$884	$105	$127	$1,526
2014	Balance at beginning of year (1)	$727	$884	$–	$122	$1,733
	Acquisitions	–	–	84	–	84
	Impairment	(420)	–	–	–	(420)
	Foreign currency translation adjustments	46	–	5	2	53
	Balance at end of year	$353	$884	$89	$124	$1,450

(1)	Net of cumulative impairment charges for FirstCaribbean International Bank Limited (CIBC FirstCaribbean) goodwill of $203 million, nil for other CGUs.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate banking, retail banking, wealth management, credit cards, treasury sales and trading, and investment banking. CIBC FirstCaribbean, which has assets of over US$10 billion, operates in the Caribbean and is traded on the stock exchanges of Barbados, Trinidad, Bahamas and Eastern Caribbean. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

During the second quarter of 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean as at April 30, 2014 based on forecasts which reflected management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than previously forecasted, and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount and, as a result, we recognized a goodwill impairment charge of $420 million (US$383 million) during the three months ended April 30, 2014, which reduced the carrying amount of the goodwill to $344 million (US$314 million) as at April 30, 2014. We also performed our annual impairment test as of August 1, 2014 based on an updated five-year forecast which continued to reflect the challenging economic conditions and an expected, but delayed, recovery in those conditions within the Caribbean region. No additional impairment loss was recognized during the fourth quarter of 2014.

During the second quarter of 2015, we observed a change in certain forward-looking assumptions which reduced the interest income projections that were reflected in the five-year forecast used in our 2014 annual impairment test. While this caused us to revise our five-year forecast and re-estimate the recoverable amount of the CIBC FirstCaribbean CGU as at April 30, 2015, no impairment resulted. We also performed our annual impairment test as of August 1, 2015 based on an updated five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2015, which also did not result in an impairment charge. In both of our 2015 impairment tests the forecast for CIBC FirstCaribbean reflected the currently challenging, but improving, economic conditions which continue to persist in the Caribbean region, as well as an expected further recovery in those conditions during the forecast period.

A terminal growth rate of 2.5% as at August 1, 2015 (August 1, 2014: 2.5%, April 30, 2014: 2.5%) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 13% as at August 1, 2015 (14.38% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2014 and as at April 30, 2014). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate, (ii) an equity risk premium, (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $135 million as at August 1, 2015. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $90 million as at August 1, 2015. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

CIBC 2015 ANNUAL REPORT	127

Consolidated financial statements

Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporated the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples used ranged from 11.2 to 17.0 for the impairment testing performed as at August 1, 2015 (August 1, 2014: 14.1 to 17.1). The resulting fair value measurement is categorized as Level 3 in the fair value hierarchy as certain significant inputs are not observable.

We have determined that for the impairment testing performed as at August 1, 2015, the estimated recoverable amount of the Wealth Management CGU was well in excess of its carrying amount. As a result, no impairment charge was recognized during 2015.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Atlantic Trust

The recoverable amount of the Atlantic Trust CGU is estimated using a value in use calculation that was based primarily on a three-year plan which was reviewed by senior management and included in the three-year consolidated CIBC plan that was reviewed by the Board.

We have determined that for the impairment testing performed as at August 1, 2015, the estimated recoverable amount of the Atlantic Trust CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2015. A terminal growth rate of 3% (August 1, 2014: 3%) was applied to the terminal forecast year. All of the forecasted cash flows were discounted at a rate of 13% (August 1, 2014: 13%) which we believe to be a risk-adjusted interest rate appropriate to Atlantic Trust.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Other

The goodwill relating to the Other CGUs is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2015, the estimated recoverable amount of these CGUs was in excess of their carrying amounts.

Allocation to strategic business units

Goodwill of $1,526 million (2014: $1,450 million) is allocated to the strategic business units (SBUs) as follows: Wealth Management of $989 million (2014: $973 million), Corporate and Other of $459 million (2014: $403 million), Capital Markets of $63 million (2014: $59 million) and Retail and Business Banking of $15 million (2014: $15 million).

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brand name (2)	Total
2015	Balance at beginning of year	$116	$22	$138
	Foreign currency translation adjustments	–	4	4
	Balance at end of year	$116	$26	$142
2014	Balance at beginning of year	$116	$20	$136
	Foreign currency translation adjustments	–	2	2
	Balance at end of year	$116	$22	$138

(1)	Represents management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

128	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2015	Gross carrying amount
	Balance at beginning of year	$1,544	$275	$50	$173	$2,042
	Additions	383	–	11	–	394
	Disposals (5)	(109)	(20)	(22)	–	(151)
	Adjustments (6)	19	41	2	15	77
	Balance at end of year	$1,837	$296	$41	$188	$2,362
2014	Balance at end of year	$1,544	$275	$50	$173	$2,042
2015	Accumulated amortization
	Balance at beginning of year	$926	$192	$47	$48	$1,213
	Amortization and impairment (5)(7)	154	11	5	16	186
	Disposals (5)	(97)	(20)	(22)	–	(139)
	Adjustments (6)	16	28	1	2	47
	Balance at end of year	$999	$211	$31	$66	$1,307
2014	Balance at end of year	$926	$192	$47	$48	$1,213
	Net book value
	As at October 31, 2015	$838	$85	$10	$122	$1,055
	As at October 31, 2014	$618	$83	$3	$125	$829

(1)	Includes $405 million (2014: $252 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Represents a combination of management contracts purchased as part of past acquisitions.
(4)	Represents customer relationships associated with the acquisitions of Atlantic Trust, Griffis & Small, LLC, the private wealth management business of MFS McLean Budden, and the MasterCard portfolio.
(5)	Includes write-offs of fully amortized assets.
(6)	Includes foreign currency translation adjustments.
(7)	Includes impairment losses relating to software of $2 million (2014: nil).

Net additions and disposals of gross carrying amount during the year were: Retail and Business Banking net disposals of $17 million (2014: net disposals of $23 million); Wealth Management net disposals of $1 million (2014: net disposals of nil); Capital Markets net disposals of nil (2014: net disposals of $2 million); and Corporate and Other net additions of $261 million (2014: net additions of $133 million).

Note 9	Other assets

$ millions, as at October 31	2015	2014
Accrued interest receivable	$735	$623
Defined benefit asset (Note 19)	518	120
Gold and silver certificates	427	381
Brokers’ client accounts	734	449
Current tax receivable	1,724	1,827
Other prepayments	748	646
Cheques and other items in transit, net	655	797
Derivative collateral receivable	5,460	3,756
Accounts receivable	601	439
Other	457	417
	$12,059	$9,455

CIBC 2015 ANNUAL REPORT	129

Consolidated financial statements

Note 10	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	2015 Total	2014 Total
Personal	$10,956	$85,150	$41,272	$137,378	$130,085
Business and government (6)	40,540	29,325	108,985	178,850	148,793
Bank	2,335	122	8,328	10,785	7,732
Secured borrowings (7)	–	–	39,644	39,644	38,783
	$53,831	$114,597	$198,229	$366,657	$325,393
Comprises:
Held at amortized cost				$364,282	$323,336
Designated at fair value				2,375	2,057
				$366,657	$325,393
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$41,614	$38,624
In foreign offices				3,583	2,907
Interest-bearing deposits
In domestic offices				253,989	235,328
In foreign offices				65,673	47,914
U.S. federal funds purchased				1,798	620
				$366,657	$325,393

(1)	Includes deposits of $101.4 billion (2014: $78.1 billion) denominated in U.S. dollars and deposits of $14.2 billion (2014: $9.3 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2,428 million (2014: $1,957 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,680 million (2014: $1,651 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

Note 11	Other liabilities

$ millions, as at October 31	2015	2014
Accrued interest payable	$1,060	$1,137
Defined benefit liability (Note 19)	746	818
Gold and silver certificates	131	120
Brokers’ client accounts	1,418	859
Derivative collateral payable	2,751	2,241
Other deferred items	603	526
Negotiable instruments	799	1,025
Accounts payable and accrued expenses	1,514	1,152
Other	3,173	3,025
	$12,195	$10,903

130	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2015		2014
	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$22,760	$25,059	$18,122	$20,167
ALM (Note 2)
Designated accounting hedges (Note 13)	2,562	2,663	1,599	1,096
Economic hedges (1)	1,020	1,335	959	578
	$26,342	$29,057	$20,680	$21,841

(1)	Comprises derivatives not designated in hedge accounting relationships under IAS 39.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions. OTC transactions consist of (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The trend toward central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Within our structured credit run-off business, we have purchased and sold credit protection with CDS and TRS contracts on reference assets that include corporate debt, CDOs of residential mortgages, trust preferred securities, and CLOs.

CIBC 2015 ANNUAL REPORT	131

Consolidated financial statements

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2015		2014
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter
Forward rate agreements	$10,711	$202	$–	$10,913	$5,392	$5,521	$6,072	$3,448
Centrally cleared forward rate agreements	135,796	5,010	–	140,806	140,806	–	157,773	–
Swap contracts	101,614	192,438	81,841	375,893	270,991	104,902	331,657	118,049
Centrally cleared swap contracts	274,242	494,314	129,316	897,872	732,249	165,623	510,420	116,125
Purchased options	234	4,358	3,544	8,136	3,980	4,156	4,367	1,625
Written options	2,194	1,927	411	4,532	4,532	–	4,754	325
	524,791	698,249	215,112	1,438,152	1,157,950	280,202	1,015,043	239,572
Exchange-traded
Futures contracts	59,385	18,505	–	77,890	76,782	1,108	58,260	1,084
Purchased options	1	–	–	1	1	–	7,664	–
Written options	8	–	–	8	8	–	12,623	–
	59,394	18,505	–	77,899	76,791	1,108	78,547	1,084
Total interest rate derivatives	584,185	716,754	215,112	1,516,051	1,234,741	281,310	1,093,590	240,656
Foreign exchange derivatives
Over-the-counter
Forward contracts	255,675	6,626	849	263,150	254,096	9,054	189,014	14,957
Swap contracts	133,956	52,357	13,984	200,297	157,206	43,091	128,094	28,875
Purchased options	18,774	741	35	19,550	19,550	–	26,492	16
Written options	22,273	392	56	22,721	22,594	127	28,308	182
	430,678	60,116	14,924	505,718	453,446	52,272	371,908	44,030
Exchange-traded
Futures contracts	–	–	–	–	–	–	–	–
Total foreign exchange derivatives	430,678	60,116	14,924	505,718	453,446	52,272	371,908	44,030
Credit derivatives
Over-the-counter
Total return swap contracts – protection sold	112	407	–	519	519	–	1,216	–
Credit default swap contracts – protection purchased	512	6,068	13	6,593	6,593	–	7,910	400
Centrally cleared credit default swap contracts – protection purchased	–	612	1,765	2,377	1,991	386	10,349	–
Credit default swap contracts – protection sold	94	4,675	263	5,032	5,032	–	5,118	–
Centrally cleared credit default swap contracts – protection sold	–	458	274	732	732	–	8,760	–
Total credit derivatives	718	12,220	2,315	15,253	14,867	386	33,353	400
Equity derivatives
Over-the-counter	37,915	4,961	60	42,936	42,125	811	39,341	921
Exchange-traded	14,495	4,322	487	19,304	19,304	–	16,332	–
Total equity derivatives	52,410	9,283	547	62,240	61,429	811	55,673	921
Precious metal derivatives
Over-the-counter	1,440	6	–	1,446	1,446	–	837	–
Exchange-traded	2,999	–	–	2,999	2,999	–	2,750	–
Total precious metal derivatives	4,439	6	–	4,445	4,445	–	3,587	–
Other commodity derivatives
Over-the-counter	6,941	11,338	392	18,671	18,671	–	19,611	–
Centrally cleared commodity derivatives	11	3	–	14	14	–	42	–
Exchange-traded	12,184	5,809	56	18,049	18,049	–	21,832	–
Total other commodity derivatives	19,136	17,150	448	36,734	36,734	–	41,485	–
Total notional amount of which:	$1,091,566	$815,529	$233,346	$2,140,441	$1,805,662	$334,779	$1,599,596	$286,007
Over-the-counter (1)	1,002,494	786,893	232,803	2,022,190	1,688,519	333,671	1,480,135	284,923
Exchange-traded	89,072	28,636	543	118,251	117,143	1,108	119,461	1,084

(1)	For OTC derivatives that are not centrally cleared, $806.7 billion (2014: $815.7 billion) are with counterparties that have two-way collateral posting arrangements, $13.7 billion (2014: $19.8 billion) are with counterparties that have one-way collateral posting arrangements, and $160.0 billion (2014: $126.2 billion) are with counterparties that have no collateral posting arrangements. All counterparties with whom we have one-way collateral posting arrangements are sovereign entities.

132	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the aforementioned factors is generally referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk with a view to maximize trading income. To manage market risk, we may enter into contracts with other market makers or undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We will, going forward, clear all eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we will novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure.

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Written OTC options, including CDS, generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. These written options will, however, have some credit risk to the extent of any unpaid premiums.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

The following table summarizes our credit exposure arising from derivatives, except for those that are traded on an exchange or are CCP settled, as they are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

CIBC 2015 ANNUAL REPORT	133

Consolidated financial statements

$ millions, as at October 31					2015					2014
	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$65	$–	$65	$69	$8	$82	$–	$82	$48	$4
Swap contracts	11,742	928	12,670	4,536	884	9,850	900	10,750	3,291	637
Purchased options	161	8	169	38	26	153	4	157	22	10
	11,968	936	12,904	4,643	918	10,085	904	10,989	3,361	651
Exchange-traded	–	–	–	89	3	5	–	5	92	2
	11,968	936	12,904	4,732	921	10,090	904	10,994	3,453	653
Foreign exchange derivatives
Over-the-counter
Forward contracts	2,527	53	2,580	2,541	668	2,045	103	2,148	2,040	528
Swap contracts	5,290	2,540	7,830	3,456	656	3,833	1,519	5,352	2,730	497
Purchased options	329	–	329	403	173	322	–	322	295	108
	8,146	2,593	10,739	6,400	1,497	6,200	1,622	7,822	5,065	1,133
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	171	3	174	204	14	203	–	203	1,346	46
– protection sold	9	–	9	9	–	194	–	194	876	18
	180	3	183	213	14	397	–	397	2,222	64
Equity derivatives
Over-the-counter	547	50	597	1,590	254	367	32	399	1,343	141
Exchange-traded	398	–	398	1,342	36	320	–	320	558	16
	945	50	995	2,932	290	687	32	719	1,901	157
Precious metal derivatives
Over-the-counter	31	–	31	20	6	16	–	16	6	2
Exchange-traded	14	–	14	224	8	80	–	80	12	1
	45	–	45	244	14	96	–	96	18	3
Other commodity derivatives
Over-the-counter	1,102	–	1,102	1,737	616	438	–	438	1,236	438
Exchange-traded	374	–	374	2,299	77	214	–	214	1,826	44
	1,476	–	1,476	4,036	693	652	–	652	3,062	482
Non-trade exposure related to central counterparties					347					281
CET 1 CVA charge					2,685					1,392
Total derivatives before netting	22,760	3,582	26,342	18,557	6,461	18,122	2,558	20,680	15,721	4,165
Less: effect of netting			(17,060)					(14,549)
Total derivatives			$9,282	$18,557	$6,461			$6,131	$15,721	$4,165

(1)	Sum of current replacement cost and potential future exposure, adjusted for the master netting agreements and the impact of collateral amounting to $3,586 million (2014: $2,721 million). The collateral comprises cash of $2,528 million (2014: $1,919 million) and government securities of $1,058 million (2014: $802 million).

CVA

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $6 million (2014: $18 million; 2013: $49 million) against our receivables from financial guarantors. We have not terminated any contracts with financial guarantors during the year (2014: recorded a loss of $9 million; 2013: gain of $6 million). The fair value of derivative contracts with financial guarantors, net of CVA, was $9 million (2014: $30 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a loss of $7 million (2014: loss of $1 million, excluding the impact of the adoption of FVA; 2013: gain of $24 million) on our positions with non-financial guarantors derivative counterparties.

134	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 13	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of income:

$ millions, for the year ended October 31	2015	2014	2013
Fair value hedges (1)
Gains (losses) on hedging instruments	$(213)	$(174)	$(377)
Gains (losses) on hedged items attributable to hedged risks	163	149	354
	$(50)	$(25)	$(23)
Cash flow hedges (2)(3)	$1	$1	$–

(1)	Recognized in Net interest income.
(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.
(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of income, and are not significant for the years ended October 31, 2015, 2014 and 2013.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2015			2014
	Derivatives notional amount	Carrying value		Derivatives notional amount	Carrying value
		Positive	Negative		Positive	Negative
Fair value hedges	$140,891	$2,352	$1,466	$119,810	$1,417	$606
Cash flow hedges	19,329	210	162	6,348	182	35
NIFO hedges	4,038	–	1,035	3,538	–	455
	$164,258	$2,562	$2,663	$129,696	$1,599	$1,096

In addition, foreign currency denominated deposit liabilities of $43 million (2014: $34 million) and $1.8 billion (2014: $1.6 billion) have been designated as hedging instruments in fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at October 31		Within 1 year	1 to 3 years	3 to 8 years	Over 8 years
2015	Cash inflows	$–	$–	$–	$–
	Cash outflows	(336)	(566)	(41)	–
	Net cash flows	$(336)	$(566)	$(41)	$–
2014	Net cash flows	$(395)	$(561)	$(79)	$–

Cash flows designated in cash flow hedges of $145 million, $109 million and $41 million are expected to affect net income in the next 12 months, 1 to 3 years and 3 to 8 years, respectively (2014: $144 million, $114 million and $68 million, respectively).

CIBC 2015 ANNUAL REPORT	135

Consolidated financial statements

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets (including our net investments in foreign operations). All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31											2015			2014
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par		Denominated in foreign currency			Par value	Carrying value (2)		Par value	Carrying value (2)
Fixed	(3)	September 23, 2018						TT$195 million		$ 40	$40		$35	$35
4.11	(4)	April 30, 2020		April 30, 2010	April 30, 2015	(5)				–	–		1,100	1,100
3.15	(6)	November 2, 2020			November 2, 2015					1,500	1,500	(7)	1,500	1,500
6.00	(8)	June 6, 2023		June 6, 2008	June 6, 2018					600	600		600	600
3.00	(9)	October 28, 2024			October 28, 2019					1,000	1,000		1,000	1,000
8.70		May 25, 2029	(10)							25	44		25	42
11.60		January 7, 2031		January 7, 1996						200	200		200	200
10.80		May 15, 2031		May 15, 2021						150	150		150	150
8.70		May 25, 2032	(10)							25	45		25	44
8.70		May 25, 2033	(10)							25	46		25	44
8.70		May 25, 2035	(10)							25	48		25	46
Floating	(11)	July 31, 2084			July 27, 1990		US$	116 million	(12)	151	151		168	168
Floating (13)		August 31, 2085			August 20, 1991			US$36 million	(14)	47	47		40	40
										3,788	3,871		4,893	4,969
Subordinated debt sold short (held) for trading purposes										3	3		9	9
										$ 3,791	$3,874		$4,902	$4,978

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of CIBC FirstCaribbean, and guaranteed on a subordinated basis by CIBC FirstCaribbean. Interest rate is fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. Effective September 23, 2012, the subordinated notes were amended, and the maturity date was extended to September 23, 2018 and the interest was reduced to 4.35% per annum for the remaining term.
(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.90% above the three-month Canadian dollar bankers’ acceptance rate.
(5)	On April 30, 2015, we redeemed all $1.1 billion of our 4.11% Debentures due April 30, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.27% above the three-month Canadian dollar bankers’ acceptance rate.
(7)	Subsequent to year end, on November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.
(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.19% above the three-month Canadian dollar bankers’ acceptance rate. Debentures are also subject to a Non-Viability Contingent Capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
(10)	Not redeemable prior to maturity date.
(11)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(12)	US$33 million (2014: US$10 million) of this issue was repurchased and cancelled during the year.
(13)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(14)	Nil (2014: US$8 million) of this issue was repurchased and cancelled during the year.

136	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 15	Common and preferred share capital

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value.

Normal course issuer bid

On September 16, 2015, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016. We purchased and cancelled 115,900 common shares under this bid at an average price of $96.69 for a total amount of $11 million.

The following table shows common shares purchased and cancelled under previously expired NCIBs.

$ millions, except number of shares, as at or for the year ended October 31		2015		2014		2013		Total
TSX approval date	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
September 5, 2012 (1)	–	$–	–	$–	5,808,331	$475	5,808,331	$475
September 4, 2013 (2)	–	–	3,369,000	315	923,900	77	4,292,900	392
September 16, 2014	–	–	–	–	–	–	–	–
	–	$–	3,369,000	$315	6,732,231	$552	10,101,231	$867

(1)	Common shares were repurchased at an average price of $80.62 under this NCIB.
(2)	Common shares were repurchased at an average price of $91.31 under this NCIB.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Outstanding shares and dividends paid

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2015				2014				2013
	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares (1)	397,291,068	$7,813	$1,708	$4.30	397,021,477	$7,782	$1,567	$3.94	399,249,736	$7,753	$1,523	$3.80
Class A Preferred Shares
Series 26 (2)	–	$–	$–	$–	–	$–	$14	$1.44	10,000,000	$250	$14	$1.44
Series 27 (3)	–	–	4	0.35	12,000,000	300	17	1.40	12,000,000	300	17	1.40
Series 29 (4)	–	–	8	0.68	13,232,342	331	18	1.35	13,232,342	331	18	1.35
Series 33 (5)	–	–	–	–	–	–	12	1.00	12,000,000	300	16	1.34
Series 35 (6)	–	–	–	–	–	–	10	0.81	13,000,000	325	21	1.63
Series 37 (7)	–	–	–	–	–	–	10	1.22	8,000,000	200	13	1.63
Series 39 (8)	16,000,000	400	16	0.98	16,000,000	400	6	0.38	–	–	–	–
Series 41 (9)	12,000,000	300	10	0.82	–	–	–	–	–	–	–	–
Series 43 (10)	12,000,000	300	7	0.58	–	–	–	–	–	–	–	–
		$1,000	$45			$1,031	$87			$1,706	$99

(1)	Includes 6,491 treasury shares (2014: 22,339 held; 2013: 6,550 held).
(2)	We redeemed all of our 10 million Non-cumulative Class A Series 26 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on October 31, 2014.
(3)	We redeemed all of our 12 million Non-cumulative Class A Preferred Shares Series 27 with a par value of $25.00 each at a redemption price of $25.00 per share for cash on January 31, 2015.
(4)	We redeemed all of our 13,232,342 Non-cumulative Class A Preferred Shares Series 29 with a par value of $25.00 each at a redemption price of $25.00 per share for cash on April 30, 2015.
(5)	We redeemed all of our 12 million Non-cumulative Rate Reset Class A Series 33 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on July 31, 2014.
(6)	We redeemed all of our 13 million Non-cumulative Rate Reset Class A Series 35 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on April 30, 2014.
(7)	We redeemed all of our 8 million Non-cumulative Rate Reset Class A Series 37 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on July 31, 2014.
(8)	We issued 16 million Non-cumulative Rate Reset Class A Series 39 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $400 million on June 11, 2014.
(9)	We issued 12 million Non-cumulative Rate Reset Class A Series 41 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $300 million on December 16, 2014.
(10)	We issued 12 million Non-cumulative Rate Reset Class A Series 43 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $300 million on March 11, 2015.

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Non-cumulative Rate Reset Class A Preferred Shares Series 39, 41 and 43 (NVCC) are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC)

On March 11, 2015, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

CIBC 2015 ANNUAL REPORT	137

Consolidated financial statements

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

On December 16, 2014, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC)

On June 11, 2014, we issued 16 million Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares) with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five year period to the earliest redemption date of July 31, 2019, the Series 39 shares pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

Series 39, Series 40, Series 41, Series 42, Series 43 and Series 44 shares are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event” as described in the capital adequacy guidelines. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 39, Series 41 and Series 43 shares as equity.

Terms of Class A Preferred Shares

Outstanding as at October 31, 2015	Quarterly dividends per share (1)	Earliest specified redemption date	Cash redemption price per share
Series 39	$0.243750	July 31, 2019	$25.00
Series 41	$0.234375	January 31, 2020	$25.00
Series 43	$0.225000	July 31, 2020	$25.00

(1)	Quarterly dividends may be adjusted depending on the timing of issuance or redemption.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2015		2014		2013
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	397,021,477	$7,782	399,249,736	$7,753	404,484,938	$7,769
Issuance pursuant to:	–
Stock option plans	356,661	30	1,156,530	96	783,495	57
Shareholder investment plan (1)	–	–	–	–	7,672	1
Employee share purchase plan (2)	–	–	–	–	696,219	56
	397,378,138	$7,812	400,406,266	$7,849	405,972,324	$7,883
Purchase of common shares for cancellation	(115,900)	(2)	(3,369,000)	(65)	(6,732,231)	(130)
Treasury shares	28,830	3	(15,789)	(2)	9,643	–	(3)
Balance at end of year	397,291,068	$7,813	397,021,477	$7,782	399,249,736	$7,753

(1)	Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market.
(2)	Commencing June 14, 2013, employee contributions to our Canadian ESPP were acquired in the open market. Previously these shares were issued from Treasury.
(3)	Due to rounding.

Common shares reserved for issue

As at October 31, 2015, 7,341,660 common shares (2014: 7,698,321) were reserved for future issue pursuant to stock option plans. As at October 31, 2015, 546,102,500 common shares (2014: 745,058,318) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

138	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 16.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policy, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy established by the Board. The policy includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities and capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established, which encompass all of the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The Capital Plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the Capital Plan is adjusted as appropriate. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI which are based on the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

OSFI mandated all institutions to have established a target Common Equity Tier 1 (CET1) ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. These targets may be higher for certain institutions if OSFI feels the circumstances warrant it. Commencing January 1, 2016, domestic systemically important banks (which includes CIBC) will be subject to a 1% CET1 surcharge.

“All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

Regulatory capital and ratios

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet, and certain investments. Additional Tier 1 capital primarily includes NVCC preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at October 31		2015	2014
Transitional basis
CET1 capital		$19,147	$17,496
Tier 1 capital	A	20,671	18,720
Total capital		24,538	23,281
RWA		163,867	155,148
CET1 ratio		11.7%	11.3%
Tier 1 capital ratio		12.6%	12.1%
Total capital ratio		15.0%	15.0%
Leverage ratio exposure	B	$503,504	n/a
Leverage ratio	A/B	4.1%	n/a
Assets-to-capital multiple (1)		n/a	17.7 x
All-in basis
CET1 capital		$16,829	$14,607
Tier 1 capital	C	19,520	17,300
Total capital		23,434	21,989
CET1 capital RWA (2)		156,107	141,250
Tier 1 capital RWA (2)		156,401	141,446
Total capital RWA (2)		156,652	141,739
CET1 ratio (2)		10.8%	10.3%
Tier 1 capital ratio (2)		12.5%	12.2%
Total capital ratio (2)		15.0%	15.5%
Leverage ratio exposure	D	$502,552	n/a
Leverage ratio	C/D	3.9%	n/a

(1)	Replaced with the Basel III leverage ratio beginning in 2015.
(2)	There are three different levels of RWAs for the calculation of the CET1, Tier 1 and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.
n/a	Not applicable.

During the years ended October 31, 2015, and 2014, we have complied with OSFI’s regulatory capital requirements.

CIBC 2015 ANNUAL REPORT	139

Consolidated financial statements

Note 16	Capital Trust securities

On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes). CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the consolidated balance sheet.

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should CIBC Capital Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act (Canada) to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against CIBC Capital Trust.

CIBC Tier 1 Notes – Series A pays interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B pays interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

Subject to the approval of OSFI, CIBC Capital Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, CIBC Capital Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

OSFI’s capital adequacy guidelines confirmed the adoption of Basel III in Canada and clarified the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing in 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes are considered non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes. As at October 31, 2015, we held $1 million in long trading positions (2014: $1 million in short position) of the Notes.

$ millions, as at October 31						2015	2014
				Earliest redemption dates		Principal amount
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price and par (1)	At par
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,300
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	300
						$1,600	$1,600

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

140	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 17	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, relating to trading and non-trading financial assets, liabilities, and derivative off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below. We have applied structural assumptions for credit cards and demand and notice deposits.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at October 31		Immediately rate sensitive	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest rate sensitive	Total
2015	Assets
	Cash and deposits with banks	$–	$15,434	$150	$–	$–	$3,053	$18,637
	Trading securities	–	1,531	1,565	4,558	6,041	32,486	46,181
	AFS securities	–	10,234	4,716	7,484	5,648	452	28,534
	FVO securities	–	–	–	99	168	–	267
	Securities borrowed or purchased under resale agreements	–	27,961	5,373	–	–	–	33,334
	Loans	117,040	36,288	51,297	72,209	2,385	1,966	281,185
	Other	–	31,802	–	–	–	23,369	55,171
	Structural assumptions	(7,810)	1,079	3,884	5,168	–	(2,321)	–
	Total assets	$109,230	$124,329	$66,985	$89,518	$14,242	$59,005	$463,309
	Liabilities and equity
	Deposits	$122,977	$108,548	$36,878	$45,669	$7,125	$45,460	$366,657
	Obligations related to securities sold short	–	413	647	4,956	3,211	579	9,806
	Obligations related to securities lent or sold under repurchase agreements	–	10,193	150	–	–	–	10,343
	Subordinated indebtedness	–	1,498	198	1,645	533	–	3,874
	Other	–	31,809	–	–	–	19,267	51,076
	Equity	–	–	–	1,000	–	20,553	21,553
	Structural assumptions	(25,357)	7,272	25,007	31,445	–	(38,367)	–
	Total liabilities and equity	$97,620	$159,733	$62,880	$84,715	$10,869	$47,492	$463,309
	On-balance sheet gap	$11,610	$(35,404)	$4,105	$4,803	$3,373	$11,513	$–
	Off-balance sheet gap	–	2,717	(1,630)	2,623	(3,710)	–	–
	Total gap	$11,610	$(32,687)	$2,475	$7,426	$(337)	$11,513	$–
	Total cumulative gap	$11,610	$(21,077)	$(18,602)	$(11,176)	$(11,513)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$22,719	$(42,577)	$(764)	$8,803	$2,493	$9,326	$–
	Foreign currencies	(11,109)	7,173	4,869	(4,000)	880	2,187	–
	Total on-balance sheet gap	$11,610	$(35,404)	$4,105	$4,803	$3,373	$11,513	$–
	Off-balance sheet gap
	Canadian currency	$–	$5,889	$2,354	$(5,173)	$(3,070)	$–	$–
	Foreign currencies	–	(3,172)	(3,984)	7,796	(640)	–	–
	Total off-balance sheet gap	$–	$2,717	$(1,630)	$2,623	$(3,710)	$–	$–
	Total gap	$11,610	$(32,687)	$2,475	$7,426	$(337)	$11,513	$–
2014	Gap by currency
	On-balance sheet gap
	Canadian currency	$21,446	$(38,727)	$(1,034)	$4,782	$(1,011)	$14,544	$–
	Foreign currencies	(7,218)	22,358	(4,181)	(10,089)	581	(1,451)	–
	Total on-balance sheet gap	$14,228	$(16,369)	$(5,215)	$(5,307)	$(430)	$13,093	$–
	Off-balance sheet gap
	Canadian currency	$–	$(1,381)	$1,479	$(130)	$32	$–	$–
	Foreign currencies	–	(13,787)	3,710	10,493	(416)	–	–
	Total off-balance sheet gap	$–	$(15,168)	$5,189	$10,363	$(384)	$–	$–
	Total gap	$14,228	$(31,537)	$(26)	$5,056	$(814)	$13,093	$–

CIBC 2015 ANNUAL REPORT	141

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis in December or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash at the end of three years or one-third annually beginning one year after the date of the grant. Dividend equivalents on the RSA units are paid in cash to the employees over the vesting period.

Grant date fair value of each cash-settled RSA unit is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 1,976,578 RSAs were granted at a weighted-average price of $104.55 (2014: 2,663,480 granted at a weighted-average price of $91.01; 2013: 2,015,981 granted at a weighted-average price of $79.40) and the number of RSAs outstanding as at October 31, 2015 was 5,210,234 (2014: 5,600,802; 2013: 5,366,964). Compensation expense in respect of RSAs, before the impact of hedging, totalled $231 million in 2015 (2014: $279 million; 2013: $239 million). As at October 31, 2015, liabilities in respect of RSAs were $510 million (2014: $533 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on the PSUs are paid in cash to the employees over the vesting period.

Grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 745,080 PSUs were granted at a weighted-average price of $105.24 (2014: 866,807 granted at a weighted-average price of $91.11; 2013: 800,298 granted at a weighted-average price of $79.35) and the number of PSUs outstanding as at October 31, 2015 was 2,365,896 (2014: 2,618,678; 2013: 2,502,631). Compensation expense in respect of PSUs, before the impact of hedging, totalled $112 million in 2015 (2014: $148 million; 2013: $127 million). As at October 31, 2015, liabilities in respect of PSUs were $271 million (2014: $294 million).

Book value unit plan

Under the BVU plan, certain key executives were granted awards denominated in BVUs. BVU grants were made in the form of cash-settled awards which vest and settle in cash at the end of three years. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. The final number of BVUs that vest are adjusted for new issues of, re-purchases of, or dividends paid on common shares. BVU plan awards were granted beginning in December 2009 with the last award granted in December 2012, which will vest in December 2015. The number of BVUs outstanding as at October 31, 2015 was 239,317 (2014: 508,146; 2013: 794,808).

Grant date fair value of each BVU is calculated based on the book value per common share on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $4 million in 2015 (2014: $5 million; 2013: $8 million). As at October 31, 2015, liabilities in respect of BVUs were $12 million (2014: $21 million).

Directors’ plans

Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual equity retainer payable by CIBC as either DSUs or common shares.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares or DSUs. Cash-eligible remuneration includes meeting attendance fees, travel fees, committee chair and member retainers and the cash eligible component of the director retainer and the Chair of the Board retainer.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans, totalled $2 million in 2015 (2014: $5 million; 2013: $4 million). As at October 31, 2015, liabilities in respect of DSUs were $21 million (2014: $19 million).

Stock option plans

A maximum of 42,834,500 common shares may be issued under our ESOP and Non-Officer Director Stock Option Plan (DSOP). As at October 31, 2015, 7,341,660 (2014: 7,698,321) common shares were reserved for future issue under our stock option plans. Stock options in respect of 4,100,310 (2014: 3,945,032) common shares have been granted but not yet exercised under the ESOP. No stock options under the DSOP remain outstanding. 3,241,350 (2014: 3,753,289) common shares remain available for future stock option grants.

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.

Fair value of each option is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted-average grant date fair value of options granted during 2015 was $8.59 (2014: $9.57; 2013: $6.84).

142	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2015	2014	2013
Weighted-average assumptions
Risk-free interest rate	1.98%	2.53%	1.88%
Expected dividend yield	4.96%	5.06%	5.76%
Expected share price volatility	17.97%	20.61%	20.94%
Expected life	6 years	6 years	6 years
Share price/exercise price	$101.87	$90.56	$80.10

Compensation expense in respect of stock options totalled $5 million in 2015 (2014: $7 million; 2013: $5 million).

Stock option plans

As at or for the year ended October 31		2015		2014		2013
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price
Outstanding at beginning of year	3,945,032	$78.70	4,308,244	$74.35	4,348,787	$70.95
Granted	610,247	101.87	796,625	90.56	840,354	80.10
Exercised (1)	(356,661)	74.30	(1,156,530)	70.68	(783,495)	61.19
Forfeited	(40,205)	81.33	–	–	(75,239)	75.37
Cancelled/expired	(58,103)	70.60	(3,307)	80.20	(22,163)	86.27
Outstanding at end of year	4,100,310	$82.62	3,945,032	$78.70	4,308,244	$74.35
Exercisable at end of year	1,542,681	$74.71	1,383,033	$74.87	2,123,591	$72.94
Available for grant	3,241,350		3,753,289		4,546,607

(1)	The weighted-average share price at the date of exercise was $98.21 (2014: $96.63; 2013: $81.80).

Stock options outstanding and vested

As at October 31, 2015	Stock options outstanding			Stock options vested
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise prices	outstanding	remaining	price	outstanding	price
$49.01 – $65.00	209,609	3.09	$49.75	209,609	$49.75
$65.01 – $75.00	862,039	5.41	71.26	527,994	71.10
$75.01 – $85.00	1,404,897	5.50	79.52	585,955	78.80
$85.01 – $95.00	828,816	8.11	90.72	–	–
$95.01 – $105.00	794,949	6.89	100.64	219,123	96.36
	4,100,310	6.15	$82.62	1,542,681	$74.71

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustee to purchase common shares in the open market. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $36 million in 2015 (2014: $34 million; 2013: $33 million).

Special incentive program

Special Incentive Program (SIP) award units were granted only once in 2000.

Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.

SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.

Hedging

We use derivatives in a designated cash flow hedge relationship to hedge changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA and PSU plans.

During the year, we recorded gains of $30 million (2014: $132 million; 2013: $93 million) as a credit to compensation expense in the consolidated statement of income in respect of these derivatives. As at October 31, 2015, the ending AOCI balance in respect of the designated accounting hedges totalled a credit of $1 million (2014: $18 million).

CIBC 2015 ANNUAL REPORT	143

Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

Plan characteristics, funding and risks

Pension plans

Pension plans include CIBC’s Canadian, U.S., U.K., and Caribbean pension plans. CIBC’s Canadian pension plans represent approximately 90% of our consolidated net defined benefit pension assets and liabilities and net defined benefit pension expense. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 60,000 active, deferred, and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations; any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency and is subject to the acts and regulations that govern federally regulated pension plans.

Other post-employment plans

Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than 90% of our consolidated other post-employment defined benefit obligation and net other post-employment defined benefit expense.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay as-you-go basis.

Benefit changes

There were no material changes to the terms of our defined benefit pension or other post-employment plans in 2015 or 2014.

Risks

CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

The use of derivatives within the CIBC pension plan is governed by the derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and Management Resources and Compensation Committee (MRCC) of the Board, and which permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). Risk reduction and mitigation strategies may include hedging of interest rate, currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

The CIBC pension plan minimizes its foreign currency exposure by utilizing a passive currency overlay strategy to reduce the aggregate currency exposure from foreign equities.

Plan governance

All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees; however, all significant plan changes require approval from the MRCC. For the Canadian pension plans, the MRCC is also responsible for the establishment of the investment policies (such as asset mix, permitted investments, and use of derivatives), reviewing performance including funded status, and approving material plan design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the synthetic return of debt or equity instruments, currency hedging, risk reduction and enhancement of returns.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the MRCC. Should a fund’s

144	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the Pension Finance & Administration Committee (PFAC). The PFAC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2015	2014	2015	2014
Defined benefit obligation
Balance at beginning of year	$6,735	$6,001	$722	$656
Current service cost	210	194	13	11
Past service cost	(12)	–	–	–
Interest cost on defined benefit obligation	291	286	30	30
Employee contributions	6	6	–	–
Benefits paid	(285)	(256)	(27)	(25)
Settlements	(27)	–	–	–
Gain on settlements	(4)	–	–	–
Special termination benefits	8	–	–	–
Foreign exchange rate changes	87	40	9	4
Net actuarial (gains) losses on defined benefit obligation	(475)	464	(95)	46
Balance at end of year	$6,534	$6,735	$652	$722
Plan assets
Fair value at beginning of year	$6,796	$6,322	$–	$–
Interest income on plan assets (1)	299	305	–	–
Net actuarial (losses) gains on plan assets (1)	(62)	303	–	–
Employer contributions	185	81	27	25
Employee contributions	6	6	–	–
Benefits paid	(285)	(256)	(27)	(25)
Settlements	(27)	–	–	–
Plan administration costs	(5)	(6)	–	–
Net transfer out	(1)	(1)	–	–
Foreign exchange rate changes	91	42	–	–
Fair value at end of year	$6,997	$6,796	$–	$–
Net defined benefit asset (liability)	463	61	(652)	(722)
Valuation allowance (2)	(18)	(18)	–	–
Net defined benefit asset (liability), net of valuation allowance	$445	$43	$(652)	$(722)

(1)	The actual return on plan assets for the year ended October 31, 2015 was $237 million (2014: $608 million).
(2)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2015	2014	2015	2014
Other assets	$517	$120	$–	$–
Other liabilities (1)	(72)	(77)	(652)	(722)
	$445	$43	$(652)	$(722)

(1)	Excludes $1 million of other assets (2014: nil) and $22 million (2014: $19 million) of other liabilities for other post-employment plans of immaterial subsidiaries.

The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2015	2014	2015	2014
Defined benefit obligation
Canada	$5,884	$6,138	$592	$668
U.S., U.K., and the Caribbean	650	597	60	54
Defined benefit obligation at the end of year	$6,534	$6,735	$652	$722
Plan assets
Canada	$6,291	$6,155	$–	$–
U.S., U.K., and the Caribbean	706	641	–	–
Plan assets at the end of year	$6,997	$6,796	$–	$–

CIBC 2015 ANNUAL REPORT	145

Consolidated financial statements

Amounts recognized in the consolidated statement of income

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2015	2014	2013	2015	2014	2013
Current service cost	$210	$194	$192	$13	$11	$12
Past service cost	(12)	–	(2)	–	–	7
Interest cost on defined benefit obligation	291	286	266	30	30	28
Interest income on plan assets	(299)	(305)	(266)	–	–	–
Interest cost on effect of asset ceiling	1	1	–	–	–	–
Plan administration costs	5	6	7	–	–	–
Gain on settlements	(4)	–	–	–	–	–
Special termination benefits	8	–	–	–	–	–
Net defined benefit plan expense recognized in net income	$200	$182	$197	$43	$41	$47

Amounts recognized in the consolidated statement of comprehensive income

The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2015	2014	2013	2015	2014	2013
Actuarial gains (losses) on defined benefit obligation arising from:
Demographic assumptions	$251	$(37)	$(100)	$84	$(4)	$–
Financial assumptions	201	(470)	165	15	(46)	19
Experience assumptions	23	43	3	(4)	4	2
Net actuarial gains on plan assets	(62)	303	298	–	–	–
Changes in asset ceiling excluding interest income	1	–	–	–	–	–
Net remeasurement gains (losses) recognized in OCI (1)	$414	$(161)	$366	$95	$(46)	$21

(1)	Excludes net remeasurement losses recognized in OCI in respect of immaterial subsidiaries not included in the disclosures and investments in equity-accounted associates totalling $1 million (2014: $10 million of net gains; 2013: $6 million of net losses).

Canadian defined benefit plans

As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 90% of our consolidated net defined benefit assets and liabilities and net defined benefit pension expense, they are the subject and focus of the disclosures in the balance of this note.

Disaggregation and maturity profile of defined benefit obligation

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred, and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2015	2014	2015	2014
Active members	$3,252	$3,404	$154	$163
Deferred members	377	385	n/a	n/a
Retired members	2,255	2,349	438	505
	$5,884	$6,138	$592	$668
n/a	Not applicable.

The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2015	2014	2015	2014
Weighted-average duration, in years	15.5	16.4	13.0	14.0

146	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Plan assets

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

As at October 31	2015		2014 (1)
Asset category (2)

Canadian equity securities (3)	$852	14%	$880	14%

Debt securities (4)
Government bonds	1,589	25	1,548	25
Corporate bonds	614	10	629	10
Inflation adjusted bonds	332	5	248	4
	2,535	40	2,425	39
Investment funds (5)
Canadian equity funds	42	1	43	1
U.S. equity funds	383	6	651	11
International equity funds (6)	50	1	327	5
Global equity funds (6)	1,239	20	670	11
Emerging markets equity funds	278	4	286	4
Fixed income funds	101	2	95	2
	2,093	34	2,072	34
Other (3)
Hedge funds	422	7	410	7
Infrastructure and private equity	221	3	179	3
Cash and cash equivalents and other	168	2	189	3
	811	12	778	13
	$6,291	100%	$6,155	100%

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2015 was a net derivative asset of $34 million (2014: net derivative liability of $21 million).
(3)	Pension benefit plan assets include CIBC issued securities and deposits of $26 million (2014: $30 million), representing 0.4% of Canadian plan assets (2014: 0.5%). All of the equity securities held as at October 31, 2015 and 2014 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.
(4)	All debt securities held as at October 31, 2015 and 2014 are investment grade, of which $98 million (2014: $173 million) have daily quoted prices in active markets.
(5)	$35 million (2014: $33 million) of the investment funds and other assets held as at October 31, 2015 have daily quoted prices in active markets (excludes securities held indirectly that have daily quoted prices in active markets).
(6)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.

Principal actuarial assumptions

The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2015	2014	2015	2014
Discount rate	4.4%	4.3%	4.3%	4.2%
Rate of compensation increase for the next 5 years	2.5%	3.0%	2.5%	3.0%
Rate of compensation increase after the next 5 years	3.0%	3.0%	3.0%	3.0%

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2015	2014
Longevity at age 65 for current retired members
Males	23.0	25.7
Females	24.6	25.6
Longevity at age 65 for current members aged 45
Males	24.1	26.7
Females	25.5	26.6

The assumed health-care cost trend rates of the Canadian other-post employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2015	2014
Health-care cost trend rates assumed for next year	5.9%	6.2%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029

CIBC 2015 ANNUAL REPORT	147

Consolidated financial statements

Sensitivity analysis

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31	2015	2015
Discount rate (100 basis point change)
Decrease in assumption	$925	$87
Increase in assumption	(787)	(71)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(198)	(1)
Increase in assumption	221	1
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(26)
Increase in assumption	n/a	30
Future mortality
1 year shorter life expectancy	(124)	(13)
1 year longer life expectancy	121	13

n/a	Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing any other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

Future cash flows

Cash contributions

The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2014. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2015.

The minimum contributions for 2016 are anticipated to be $50 million for the Canadian defined benefit pension plans and $29 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Expected future benefit payments

The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2016	2017	2018	2019	2020	2021-2025	Total
Defined benefit pension plans	$262	$270	$278	$287	$298	$1,658	$3,053
Other post-employment plans	27	29	30	32	33	187	338
	$289	$299	$308	$319	$331	$1,845	$3,391

Defined contributions and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2015	2014	2013
Defined contribution pension plans	$20	$16	$11
Government pension plans (1)	96	90	84
	$116	$106	$95

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

148	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2015	2014	2013
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(18)	$(27)	$(96)
Current income tax expense	713	669	673
	695	642	577
Provision for deferred income taxes
Adjustments for prior years	13	15	82
Effect of changes in tax rates and laws	3	2	(2)
Origination and reversal of temporary differences	(77)	40	(31)
	(61)	57	49
	634	699	626
Other comprehensive income	70	(52)	81
Total comprehensive income	$704	$647	$707

Components of income tax

$ millions, for the year ended October 31	2015	2014	2013
Current income taxes
Federal	$358	$340	$309
Provincial	246	236	212
Foreign	107	42	29
	711	618	550
Deferred income taxes
Federal	80	(23)	83
Provincial	54	(16)	54
Foreign	(141)	68	20
	(7)	29	157
	$704	$647	$707

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2015		2014		2013
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,115	26.4%	$1,033	26.4%	$1,046	26.3%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(87)	(2.0)	15	0.4	(100)	(2.5)
Tax-exempt income	(358)	(8.5)	(310)	(7.9)	(263)	(6.6)
Changes in income tax rate on deferred tax balances	3	0.1	2	0.1	(2)	(0.1)
Impact of equity-accounted income	(41)	(1.0)	(34)	(0.9)	(28)	(0.7)
Other	2	– (1)	(7)	(0.2)	(27)	(0.6)
Income taxes in the consolidated statement of income	$634	15.0%	$699	17.9%	$626	15.8%

(1)	Due to rounding.

CIBC 2015 ANNUAL REPORT	149

Consolidated financial statements

Deferred income tax assets

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets
$ millions, for the year ended October 31		Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
2015	Balance at beginning of year	$200	$72	$430	$23	$10	$73	$106	$5	$919
	Recognized in net income	4	(2)	36	1	(6)	(18)	(8)	(5)	2
	Recognized in OCI	–	–	(122)	–	–	–	–	–	(122)
	Other (2)	4	11	9	1	(2)	7	3	1	34
	Balance at end of year	$208	$81	$353	$25	$2	$62	$101	$1	$833
2014	Balance at beginning of year	$203	$72	$313	$26	$21	$87	$104	$1	$827
	Recognized in net income	(3)	–	63	(3)	(13)	(14)	2	2	34
	Recognized in OCI	–	–	54	–	2	–	–	–	56
	Other (2)	–	–	–	–	–	–	–	2	2
	Balance at end of year	$200	$72	$430	$23	$10	$73	$106	$5	$919
2013	Balance at beginning of year	$189	$62	$450	$46	$5	$96	$106	$–	$954
	Recognized in net income	13	7	(37)	(21)	16	(11)	(3)	2	(34)
	Recognized in OCI	–	–	(101)	–	–	–	–	–	(101)
	Other (2)	1	3	1	1	–	2	1	(1)	8
	Balance at end of year	$203	$72	$313	$26	$21	$87	$104	$1	$827

Deferred tax liabilities
$ millions, for the year ended October 31		Intangible assets	Buildings and equipment	Pension and employee benefits	Goodwill	Securities revaluation	Lease receivables	Foreign currency	Other	Total liabilities
2015	Balance at beginning of year	$(104)	$(44)	$(9)	$(72)	$(110)	$(47)	$(27)	$(29)	$(442)
	Recognized in net income	(18)	(5)	5	(9)	7	55	–	24	59
	Recognized in OCI	–	–	(7)	–	76	–	–	(1)	68
	Other (2)	(2)	–	(2)	–	(2)	(8)	(11)	(14)	(39)
	Balance at end of year	$(124)	$(49)	$(13)	$(81)	$(29)	$–	$(38)	$(20)	$(354)
2014	Balance at beginning of year	$(76)	$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(16)	$(334)
	Recognized in net income	(28)	(6)	(1)	(2)	(44)	13	–	(23)	(91)
	Recognized in OCI	–	–	–	–	(26)	–	(1)	–	(27)
	Other (2)	–	–	–	–	–	–	–	10	10
	Balance at end of year	$(104)	$(44)	$(9)	$(72)	$(110)	$(47)	$(27)	$(29)	$(442)
2013	Balance at beginning of year	$(55)	$(54)	$(8)	$(66)	$(18)	$(63)	$(33)	$(9)	$(306)
	Recognized in net income	(21)	16	–	(4)	(7)	5	–	(4)	(15)
	Recognized in OCI	–	–	–	–	(14)	–	7	–	(7)
	Other (2)	–	–	–	–	(1)	(2)	–	(3)	(6)
	Balance at end of year	$(76)	$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(16)	$(334)

Net deferred tax assets as at October 31, 2015										$479
Net deferred tax assets as at October 31, 2014										$477
Net deferred tax assets as at October 31, 2013										$493

(1)	The tax loss carryforwards include $35 million (2014: $40 million; 2013: $57 million) that relate to operating losses (of which $26 million relate to the U.S., $3 million relate to Canada and $6 million relate to other jurisdictions) that expire in various years commencing in 2015, and $27 million (2014: $33 million; 2013: $30 million) that relate to Canadian capital losses that never expire.
(2)	Includes foreign currency translation adjustments.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $479 million (2014: $477 million) are presented in the consolidated balance sheet as deferred tax assets of $507 million (2014: $506 million) and deferred tax liabilities of $28 million (2014: $29 million).

Unrecognized tax losses

The amount of unused tax losses for which deferred tax assets have not been recognized was $975 million as at October 31, 2015 (2014: $892 million) of which $92 million (2014: $104 million) has no expiry date, and of which $883 million (2014: $788 million) expires within 10 years.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to be set down for trial in 2016.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $182 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

150	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2015	2014	2013
Basic EPS
Net income attributable to equity shareholders	$3,576	$3,218	$3,352
Less: Preferred share dividends and premiums	45	87	99
Net income attributable to common shareholders	3,531	3,131	3,253
Weighted-average common shares outstanding (thousands)	397,213	397,620	400,880
Basic EPS	$8.89	$7.87	$8.11
Diluted EPS
Net income attributable to diluted common shareholders	$3,531	$3,131	$3,253
Weighted-average common shares outstanding (thousands)	397,213	397,620	400,880
Add: Stock options potentially exercisable (1) (thousands)	619	800	381
Weighted-average diluted common shares outstanding (thousands)	397,832	398,420	401,261
Diluted EPS	$8.87	$7.86	$8.11

(1)	Excludes average options outstanding of 754,144 with a weighted-average exercise price of $100.50; average options outstanding of 288,542 with a weighted-average exercise price of $96.36; and average options outstanding of 360,749 with a weighted-average exercise price of $94.71 for the years ended October 31, 2015, 2014, and 2013, respectively, as the options’ exercise prices were greater than the average market price of common shares.

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

		Contract amounts
$ millions, as at October 31	2015	2014
Securities lending (1)	$32,169	$26,118
Unutilized credit commitments (2)	175,649	159,629
Backstop liquidity facilities	5,941	4,880
Standby and performance letters of credit	11,155	9,247
Documentary and commercial letters of credit	327	309
Other	278	276
	$225,519	$200,459

(1)	Excludes securities lending of $1.4 billion (2014: $903 million) for cash because it is reported on the consolidated balance sheet.
(2)	Includes $97.1 billion (2014: $91.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $78.3 billion (2014: $70.3 billion) of which $7.7 billion (2014: $7.6 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $69.1 billion (2014: $61.4 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

CIBC 2015 ANNUAL REPORT	151

Consolidated financial statements

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Operating lease commitments(1)

Future minimum lease payments and receipts for operating lease commitments for each of the five succeeding years and thereafter are as follows:

	Operating leases
$ millions, as at October 31, 2015	Payments	Receipts (2)
2016	$431	$109
2017	411	111
2018	369	111
2019	313	112
2020	243	112
2021 and thereafter	1,094	1,531

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment was $432 million (2014: $407 million; 2013: $386 million).
(2)	Includes sub-lease income from a finance lease property, a portion of which is rented out and considered an investment property.

Finance lease commitments(1)

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2015
2016	$58
2017	56
2018	54
2019	52
2020	50
2021 and thereafter	417
687
Less: Future interest charges	250
Present value of finance lease commitments	$437

(1)	Total interest expense related to finance lease arrangements was $30 million (2014: $28 million; 2013: $28 million).

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $143 million (2014: $153 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2015, the related underwriting commitments were $687 million (2014: $613 million).

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2015 and 2014 are not significant.

152	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities, pursuant to agreements permitting such re-pledging of third-party assets where required.

The following table presents the carrying value of the sources and uses of our own pledged assets and collateral:

$ millions, as at October 31	2015	2014
Sources of pledged assets and collateral (1)
Deposits with banks	$16	$8
Securities	24,603	19,004
NHA mortgage-backed securities (2)	23,114	23,278
Mortgages	11,962	12,615
Credit cards (3)	4,782	3,266
Other assets	5,460	3,756
	$69,937	$61,927
Uses of pledged assets and collateral
Securities lent	$16,864	$14,966
Obligations related to securities lent or sold under repurchase agreements	3,492	2,033
Secured borrowings	39,644	38,783
Derivative transactions (4)	8,658	4,979
Foreign governments and central banks (5)	366	249
Clearing systems, payment systems, depositories, and other (5)	913	917
	$69,937	$61,927

(1)	Does not include over-collateralization of assets pledged.
(2)	Includes certain cash in transit balances related to the securitization process.
(3)	These assets are held in consolidated securitization trusts and support funding liabilities of $4.8 billion with a fair value of $4.8 billion (2014: $3.3 billion with a fair value of $3.3 billion).
(4)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.
(5)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as they are normally released back to us at the end of the settlement cycle each day.

The following table presents the uses of third-party pledged assets and collateral available for sale or re-pledging:

$ millions, as at October 31	2015	2014
Collateral received and available for sale or re-pledging	$66,561	$65,199
Less: not sold or re-pledged	33,609	31,297
	$32,952	$33,902
Uses of pledged assets and collateral
Securities lent	$15,305	$11,152
Obligations related to securities lent or sold under repurchase agreements	6,851	8,732
Obligations related to securities sold short	9,806	12,999
Derivative transactions (1)	990	1,019
	$32,952	$33,902

(1)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

In addition, see the “Commitments” section above for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Securities collateral

Client securities collateral that is available for sale or re-pledging is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

CIBC 2015 ANNUAL REPORT	153

Consolidated financial statements

Note 23	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at October 31, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2015, consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. In February 2014, the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. In August 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada. The defendants’ appeal to the Supreme Court of Canada was heard on February 9, 2015. The court reserved its decision.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In February 2010, the motion judge awarded CIBC $525,000 for its costs in defending the certification motion. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.

Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc.

In 2008, this proposed class action was filed in the Ontario Superior Court of Justice against CIBC World Markets Inc. claiming $350 million for unpaid overtime on behalf of investment bankers, investment advisors, traders, analysts, and others and an additional $10 million in punitive damages. In 2009, the plaintiff amended the statement of claim adding CIBC as a co-defendant and adding a new plaintiff. The proposed amended class includes analysts and investment advisors in Ontario who were not paid overtime or treated as eligible for overtime. In April 2012, the Ontario Superior Court of Justice denied certification of the matter as a class action. The plaintiffs filed an appeal to the Ontario Divisional Court, which was heard in February 2013. The court released its decision in April 2013 denying the plaintiffs’ appeal regarding the decision to deny certification of the matter as a class action. In May 2013, the plaintiffs filed a motion seeking leave to appeal to the Ontario Court of Appeal. In September 2013, the Ontario Court of Appeal granted the plaintiffs leave to appeal the decision denying class certification. In October 2014 the Ontario Court of Appeal upheld the lower court’s decision denying class certification. The plaintiffs did not seek leave to appeal to the Supreme Court of Canada. The proposed class action was dismissed.

154	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Credit card class actions – Quebec Consumer Protection Act:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act (CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011. In August 2012, the Quebec Court of Appeal allowed the defendant banks’ appeals in part and overturned the trial judgment against CIBC. The plaintiffs and some of the defendant banks appealed to the Supreme Court of Canada, and that appeal was heard in February 2014. On September 19, 2014, the Supreme Court of Canada found that the relevant provisions of the Quebec CPA were constitutionally applicable to the banks, but that CIBC is not liable for damages because it fully complied with the Quebec CPA.

The Giroux and Marcotte II proposed class actions were discontinued in January 2015.

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011 seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was granted in March 2014. The appeal of the decision granting class certification was heard in December 2014. In August 2015, the British Columbia Court of Appeal allowed the appeals in part, resulting in certain causes of action being struck and others being reinstated. The matter remains certified as a class action.

Sino-Forest class actions:

Smith v. Sino-Forest Corporation, et al.

Trustees of the Labourers’ Pension Fund of Central and Eastern Canada v. Sino-Forest Corporation, et al.

Northwest & Ethical Investments L.P. v. Sino-Forest Corporation, et al.

In 2011, three proposed class actions were filed in the Ontario Superior Court of Justice on behalf of purchasers of shares in Sino-Forest Corporation (Sino-Forest) against Sino-Forest, its directors and officers, its auditors and the underwriting syndicate for three public offerings from 2007 to 2009. CIBC World Markets Inc. was part of the underwriting syndicate for two of the offerings (underwriting 20% of a $200 million June 2007 offering and 5% of a $367 million December 2009 offering). The proposed class actions allege various misrepresentations on the part of Sino-Forest and the other defendants regarding Sino-Forest’s revenue and ownership of timberlands in China, including representations made in the prospectus for the public offerings. In October 2015, the court approved the settlement pursuant to which the underwriting syndicate will pay $33.5 million. The settlement did not have a significant impact on our net income during the year.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was granted in June 2014 conditional on the plaintiffs framing a workable class definition. In July 2014 CIBC filed a Notice of Appeal.

CIBC 2015 ANNUAL REPORT	155

Consolidated financial statements

Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp v. Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. (Oppenheimer) and OPY Credit Corp. seeking damages of US$176 million relating to an alleged breach of a credit facility that Canadian Imperial Bank of Commerce entered into with OPY Credit Corp. in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In November 2013, the court dismissed all claims brought by Oppenheimer Holdings Inc. and Oppenheimer & Co. and reduced the claim to one cause of action, a claim by OPY Credit Corp. alleging Canadian Imperial Bank of Commerce breached the credit facility. This case continues to proceed.

In addition, in an asset purchase agreement between Oppenheimer and CIBC entered into in January 2008, Oppenheimer was required to pay CIBC World Markets Corp. a deferred purchase price of at least US$25 million in April 2013. Oppenheimer has not paid the deferred purchase price to CIBC World Markets Corp. and has placed the funds in escrow pending the outcome of legal proceedings. In June 2013, CIBC World Markets Corp. filed an arbitration claim against Oppenheimer for US$25 million plus statutory interest and attorneys’ fees. In October 2014 the arbitration claim relating to the US$25 million deferred purchase price was settled in principal under terms that provide for CIBC to recover the full amount of the deferred purchase price.

Barbero v. Royal Bank of Canada, et al

In April 2015, a proposed class action was filed in the Supreme Court of British Columbia against CIBC, Royal Bank of Canada, Toronto-Dominion Bank, Bank of Montreal and Bank of Nova Scotia. The action is brought on behalf of residents of British Columbia who were charged by the defendants a monthly premium or fee for credit protection without their consent or authorization at any time. The plaintiff alleges that the defendants employ uniform, unfair, fraudulent and unlawful marketing practices to enroll customers who receive no meaningful benefit from the product. The claim seeks a refund of the premiums, charges or fees received from customers and unspecified general and punitive damages.

Cerberus Capital Management L.P. v. CIBC

In October 2015, Securitized Asset Funding 2011-2, LTD., a special purpose investment vehicle affiliated with Cerberus Capital Management L.P. (collectively “Cerberus”), commenced a Federal Court action in New York against CIBC seeking unspecified damages of “at least hundreds of millions of dollars”. The action relates to two transactions in 2008 and 2011 in which CIBC issued a limited recourse note and certificate to Cerberus which significantly reduced CIBC’s exposure to the U.S. residential real estate market. The complaint alleges that CIBC breached its contract with Cerberus by failing to appropriately calculate and pay with respect to two of the payment streams due under the 2008 note and 2011 certificate.

In November 2015, Cerberus voluntarily dismissed the Federal Court action and filed a new action asserting the same claims in New York State Court.

Legal provisions

The following table presents changes in our legal provisions:

$ millions, for the year ended October 31	2015	2014
Balance at beginning of year	$39	$37
Additional new provisions recognized	12	9
Less:
Amounts incurred and charged against existing provisions	(22)	(5)
Unused amounts reversed	(2)	(2)
Balance at end of year	$27	$39

Restructuring

During the year, we recorded cumulative restructuring charges of $296 million ($225 million after-tax) in Corporate and Other. The charges primarily relate to employee severance and include Program Clarity, a bank-wide priority focused on simplifying our bank. The charges also include restructuring costs related to CIBC FirstCaribbean, which include charges related to the sale by CIBC FirstCaribbean of its Belize banking operations that is expected to close in the first quarter of 2016.

The following table presents changes in the restructuring provision:

$ millions, for the year ended October 31	2015
Balance at beginning of year	$–
Additional new provisions recognized	296
Less:
Amounts incurred and charged against existing provisions	(52)
Unused amounts reversed	–
Balance at end of year	$244

While the amount of $244 million recognized represents our best estimate as at October 31, 2015 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances.

156	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2015				2014
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$345,718	$62,760	$35,798	$444,276	$330,101	$35,950	$32,754	$398,805
Off-balance sheet
Credit-related arrangements
Financial institutions	$39,781	$3,496	$3,781	$47,058	$31,256	$1,797	$3,376	$36,429
Governments	4,912	–	47	4,959	5,608	–	26	5,634
Retail	105,967	3	285	106,255	98,821	–	138	98,959
Other	48,749	11,886	6,612	67,247	44,702	9,870	4,865	59,437
	$199,409	$15,385	$10,725	$225,519	$180,387	$11,667	$8,405	$200,459
Derivative instruments (4)(5)
By counterparty type
Financial institutions (6)	$6,037	$3,467	$7,502	$17,006	$4,674	$3,551	$6,841	$15,066
Governments	5,379	–	39	5,418	3,591	–	20	3,611
Other	1,675	458	999	3,132	863	160	361	1,384
	13,091	3,925	8,540	25,556	9,128	3,711	7,222	20,061
Less: effect of netting	(8,466)	(3,104)	(5,490)	(17,060)	(6,883)	(2,968)	(4,698)	(14,549)
Total derivative instruments	$4,625	$821	$3,050	$8,496	$2,245	$743	$2,524	$5,512

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.
(2)	Includes Canadian currency of $344.0 billion (2014: $332.9 billion) and foreign currencies of $100.3 billion (2014: $65.9 billion).
(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $291.0 billion (2014: $268.2 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.
(4)	Also included in the on-balance sheet major assets in the table.
(5)	Does not include exchange-traded derivatives of $786 million (2014: $619 million).
(6)	Includes positive fair value (net of CVA) of $12 million (2014: $30 million) on notional amounts of $1.2 billion (2014: $2.7 billion) with financial guarantors.

In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

CIBC 2015 ANNUAL REPORT	157

Consolidated financial statements

Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1) and their affiliates(2). Related parties also include associated companies and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC.

Key management personnel and their affiliates

As at October 31, 2015, loans(3) to directors and their affiliates totalled $116 million (2014: $148 million), letters of credit and guarantees(4) totalled $254 million (2014: $216 million), and the undrawn credit commitments(5) totalled $456 million (2014: $360 million).

As at October 31, 2015, loans to senior officers and their affiliates totalled $29 million (2014: $96 million), letters of credit and guarantees totalled $240 million (2014: $3 million), and the undrawn credit commitments totalled $1,019 million (2014: $540 million).

These outstanding balances are generally unsecured and we have no provision for credit losses relating to these amounts for the years ended October 31, 2015 and 2014.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors); and Executive Committee (ExCo) and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.
(2)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.
(3)	Comprises nil (2014: $1 million) related to directors and their dependants and $116 million (2014: $147 million) related to entities over which directors and their dependants have significant influence.
(4)	Comprises nil (2014: nil) related to directors and their dependants and $254 million (2014: $216 million) related to entities over which directors and their dependants have significant influence.
(5)	Comprises nil (2014: nil) related to directors and their dependants and $456 million (2014: $360 million) related to entities over which directors and their dependants have significant influence.

Compensation of key management personnel

$ millions, for the year ended October 31		2015		2014
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$2	$23	$2	$25
Post-employment benefits	–	2	–	29
Share-based benefits (2)	2	21	2	25
Termination benefits	–	7	–	–
Total compensation	$4	$53	$4	$79

(1)	Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.
(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted associates and joint ventures

See Note 26 for details of our equity-accounted associates and joint ventures.

158	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 26	Investments in equity-accounted associates and joint ventures

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2015, the carrying value of our investments in the joint ventures was $343 million (2014: $313 million), which was included in Corporate and Other.

As at October 31, 2015, loans to the joint ventures totalled nil (2014: $57 million) and undrawn credit commitments totalled $128 million (2014: $39 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.

There were no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2015 and 2014, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2015	2014	2013
Net income	$57	$50	$47
OCI	(2)	2	(2)
Total comprehensive income	$55	$52	$45

Associates

As at October 31, 2015, the total carrying value of our investments in associates was $1,504 million (2014: $1,610 million). These investments comprise: listed associates with a carrying value of $193 million (2014: $350 million) and a fair value of $166 million (2014: $427 million); and unlisted associates with a carrying value of $1,311 million (2014: $1,260 million) and a fair value of $1,649 million (2014: $1,776 million). Of the total carrying value of our investments in associates, $1,169 million (2014: $1,016 million) was included in Wealth Management, $316 million (2014: $396 million) in Capital Markets, and $19 million (2014: $198 million) in Corporate and Other.

As at October 31, 2015, loans to associates totalled $12 million (2014: $30 million) and undrawn credit commitments totalled $132 million (2014: $105 million). We also had commitments to invest up to $1 million (2014: $4 million) in our associates.

There were no unrecognized share of losses of any associate, either for the year or cumulatively. In 2015 and 2014, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2015	2014	2013
Net income	$120	$176	$93
OCI	(3)	14	(8)
Total comprehensive income	$117	$190	$85

CIBC 2015 ANNUAL REPORT	159

Consolidated financial statements

Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2015

Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC and other subsidiaries of CIBC	(2)
CIBC Asset Management Inc.	Toronto, Ontario, Canada	612
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC USA Holdings Inc.	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC Capital Corporation	New York, New York, U.S.
CIBC Delaware Funding Corp.	New York, New York, U.S.
Atlantic Trust Group, LLC	Atlanta, Georgia, U.S.
AT Investment Advisers, Inc.	Chicago, Illinois, U.S.
Atlantic Trust Company, National Association	Atlanta, Georgia, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	7,640
CIBC Cayman Bank Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Capital Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (91.4%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets plc	London, England, U.K.	490
CIBC World Markets (Japan) Inc.	Tokyo, Japan	44
CIBC Australia Ltd	Sydney, New South Wales, Australia	20

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC USA Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation, CIBC Delaware Funding Corp., Atlantic Trust Group, LLC and AT Investment Advisers, Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; and Atlantic Trust Company, National Association, which was organized under the Federal law of the U.S.
(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 6 for additional details.

160	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 28	Segmented and geographic information

CIBC has three strategic business units (SBUs): Retail and Business Banking, Wealth Management and Capital Markets. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited (CIBC FirstCaribbean), strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales, renewals, trailer commissions and the recovery of distribution service costs are made among the lines of business and SBUs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Changes made to our business segments

2015

Capital Markets

In November 2015, the name of this SBU was changed to Capital Markets from Wholesale Banking. This SBU comprises global markets, corporate and investment banking, and other.

2014

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50% of our Aerogold VISA portfolio, consisting primarily of credit card only clients, to TD. Accordingly, the revenue related to the sold credit card portfolio was moved from Personal banking to the Other line of business within Retail and Business Banking. Prior period amounts were restated accordingly.

Allocation of Treasury activities

Treasury-related transfer pricing continues to be charged or credited to each line of business within our SBUs. We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees are charged directly to the lines of business, and the residual net revenue is retained in Corporate and Other. Prior period amounts were restated accordingly.

2013

There were no significant changes made to our business segments during the year.

CIBC 2015 ANNUAL REPORT	161

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2015	Net interest income (2)	$5,921	$205	$1,883	$(94)	$7,915	$7,221	$145	$458	$91
	Non-interest income	2,072	2,723	749	397	5,941	4,491	650	601	199
	Intersegment revenue (3)	447	(457)	10	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,440	2,471	2,642	303	13,856	11,712	795	1,059	290
	Provision for (reversal of) credit losses	707	(1)	17	48	771	701	22	49	(1)
	Amortization and impairment (4)	93	26	5	311	435	348	42	38	7
	Other non-interest expenses	4,219	1,758	1,324	1,125	8,426	7,229	546	469	182
	Income (loss) before income taxes	3,421	688	1,296	(1,181)	4,224	3,434	185	503	102
	Income taxes (2)	897	168	292	(723)	634	462	48	97	27
	Net income (loss)	$2,524	$520	$1,004	$(458)	$3,590	$2,972	$137	$406	$75
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$14	$14	$–	$–	$14	$–
	Equity shareholders	2,524	520	1,004	(472)	3,576	2,972	137	392	75
	Average assets (5)	$242,890	$4,796	$142,771	$64,867	$455,324	$388,220	$40,170	$19,984	$6,950
2014 (6)	Net interest income (2)	$5,634	$198	$1,561	$66	$7,459	$6,728	$164	$471	$96
	Non-interest income	2,232	2,408	856	408	5,904	4,459	578	584	283
	Intersegment revenue (3)	397	(404)	7	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,263	2,202	2,424	474	13,363	11,187	742	1,055	379
	Provision for (reversal of) credit losses	731	–	43	163	937	661	59	219	(2)
	Amortization and impairment (4)	87	22	5	699	813	319	36	451	7
	Other non-interest expenses	4,138	1,560	1,214	787	7,699	6,734	424	378	163
	Income (loss) before income taxes	3,307	620	1,162	(1,175)	3,914	3,473	223	7	211
	Income taxes (2)	824	149	267	(541)	699	525	72	49	53
	Net income (loss)	$2,483	$471	$895	$(634)	$3,215	$2,948	$151	$(42)	$158
	Net income (loss) attributable to:
	Non-controlling interests	$–	$2	$–	$(5)	$(3)	$2	$–	$(5)	$–
	Equity shareholders	2,483	469	895	(629)	3,218	2,946	151	(37)	158
	Average assets (5)	$229,947	$4,354	$122,469	$54,711	$411,481	$357,142	$27,565	$20,355	$6,419
2013 (6)	Net interest income (2)	$5,656	$186	$1,403	$208	$7,453	$6,752	$146	$463	$92
	Non-interest income	2,142	1,960	832	318	5,252	4,238	304	533	177
	Intersegment revenue (3)	338	(343)	5	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,136	1,803	2,240	526	12,705	10,990	450	996	269
	Provision for (reversal of) credit losses	930	1	44	146	1,121	941	(8)	153	35
	Amortization and impairment (4)	90	14	5	245	354	289	23	37	5
	Other non-interest expenses	3,948	1,287	1,312	707	7,254	6,457	253	391	153
	Income (loss) before income taxes	3,168	501	879	(572)	3,976	3,303	182	415	76
	Income taxes (2)	791	116	180	(461)	626	518	48	43	17
	Net income (loss)	$2,377	$385	$699	$(111)	$3,350	$2,785	$134	$372	$59
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$(2)	$(2)	$–	$–	$(2)	$–
	Equity shareholders	2,377	385	699	(109)	3,352	2,785	134	374	59
	Average assets (5)	$226,857	$3,955	$121,318	$51,416	$403,546	$359,537	$18,075	$19,589	$6,345

(1)	Net income and average assets are allocated based on the geographical location where they are recorded.
(2)	Capital Markets net interest income and income tax expense includes a TEB adjustment of $482 million (2014: $421 million; 2013: $357 million) with an equivalent offset in Corporate and Other.
(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2014 includes impairment loss relating to CIBC FirstCaribbean goodwill.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(6)	Certain information has been reclassified to conform to the presentation adopted in the current year.
n/a	Not applicable.

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2015	2014 (1)	2013 (1)
Retail and Business Banking
Personal banking	$6,722	$6,349	$6,021
Business banking	1,627	1,530	1,529
Other	91	384	586
	$8,440	$8,263	$8,136
Wealth Management
Retail brokerage	$1,230	$1,185	$1,060
Asset management	862	742	621
Private wealth management	379	275	122
	$2,471	$2,202	$1,803
Capital Markets (2)
Global markets	$1,539	$1,193	$1,265
Corporate and investment banking	1,107	1,120	919
Other	(4)	111	56
	$2,642	$2,424	$2,240
Corporate and Other (2)
International banking	$678	$601	$593
Other	(375)	(127)	(67)
	$303	$474	$526

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Capital Markets revenue includes a TEB adjustment of $482 million (2014: $421 million; 2013: $357 million) with an equivalent offset in Corporate and Other.

162	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 29	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory compliance risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		AIRB and standardized approaches
$ millions, as at October 31		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2015	Cash and deposits with banks	$168	$14,472	$2,115	$–	$–	$–	$–	$16,755	$1,882	$18,637
	Securities	1,682	20,937	3,819	–	–	–	2,750	29,188	45,794	74,982
	Cash collateral on securities borrowed	1,471	4	1,770	–	–	–	–	3,245	–	3,245
	Securities purchased under resale agreements	11,228	4,611	14,250	–	–	–	–	30,089	–	30,089

	Loans	57,093	3,889	2,976	185,258	20,422	10,017	2,104	281,759	1,096	282,855
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,670)	(1,670)
	Derivative instruments	5,171	6,715	14,456	–	–	–	–	26,342	–	26,342
	Customers’ liability under acceptances	8,473	1,262	61	–	–	–	–	9,796	–	9,796
	Other assets	352	2,142	5,292	123	13	13	3	7,938	11,095	19,033
	Total credit exposure	$85,638	$54,032	$44,739	$185,381	$20,435	$10,030	$4,857	$405,112	$58,197	$463,309
2014	Total credit exposure	$72,085	$33,128	$45,145	$174,130	$19,557	$9,505	$4,251	$357,801	$57,102	$414,903

CIBC 2015 ANNUAL REPORT	163

Consolidated financial statements

Note 30	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral received (3)	Net amounts
2015
Derivatives	$32,938	$(7,771)	$25,167	$(17,060)	$(3,556)	$4,551	$1,175		$26,342
Cash collateral on securities borrowed	3,245	–	3,245	–	(3,182)	63	–		3,245
Securities purchased under resale agreements	31,803	(1,714)	30,089	–	(30,070)	19	–		30,089
	$67,986	$(9,485)	$58,501	$(17,060)	$(36,808)	$4,633	$1,175		$59,676
2014
Derivatives	$23,899	$(4,444)	$19,455	$(14,549)	$(2,618)	$2,288	$1,225		$20,680
Cash collateral on securities borrowed	3,389	–	3,389	–	(3,328)	61	–		3,389
Securities purchased under resale agreements	33,854	(447)	33,407	–	(33,381)	26	–		33,407
	$61,142	$(4,891)	$56,251	$(14,549)	$(39,327)	$2,375	$1,225		$57,476

Financial liabilities

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial liabilities	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral pledged (3)	Net amounts
2015
Derivatives	$35,486	$(7,771)	$27,715	$(17,060)	$(6,625)	$4,030	$1,342		$29,057
Cash collateral on securities lent	1,429	–	1,429	–	(1,389)	40	–		1,429
Obligations related to securities sold under repurchase agreements	10,628	(1,714)	8,914	–	(8,889)	25	–		8,914
	$47,543	$(9,485)	$38,058	$(17,060)	$(16,903)	$4,095	$1,342		$39,400
2014
Derivatives	$25,164	$(4,444)	$20,720	$(14,549)	$(3,587)	$2,584	$1,121		$21,841
Cash collateral on securities lent	903	–	903	–	(880)	23	–		903
Obligations related to securities sold under repurchase agreements	10,309	(447)	9,862	–	(9,856)	6	–		9,862
	$36,376	$(4,891)	$31,485	$(14,549)	$(14,323)	$2,613	$1,121		$32,606

(1)	Comprises amounts related to the financial instruments which qualify for offsetting under IAS 32.
(2)	Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.
(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained on page 49 of the “Credit risk” section of the MD&A. As discussed in Note 22, there are no restrictions on CIBC’s ability to sell or repledge securities received as collateral in connection with securities borrowed, lent or sold under repurchase agreements, or derivative transactions.

164	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 31	Interest income and expense

The table below provides the consolidated interest income and expense for both product and accounting categories. The consolidated amounts presented are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31		Amortized cost	Trading	AFS	FVO	Total
2015	Interest income
	Loans	$9,557	$16	$–	$–	$9,573
	Securities	–	1,293	227	4	1,524
	Securities borrowed or purchased under resale agreements	310	–	–	–	310
	Deposits with banks	76	–	–	–	76
		$9,943	$1,309	$227	$4	$11,483
	Interest expense
	Deposits	$2,965	$–	$–	$25	$2,990
	Securities sold short	–	230	–	–	230
	Securities lent or sold under repurchase agreements	110	–	–	–	110
	Subordinated indebtedness	181	–	–	–	181
	Other	57	–	–	–	57
		$3,313	$230	$–	$25	$3,568
2014	Interest income
	Loans	$9,491	$13	$–	$–	$9,504
	Securities	–	1,287	337	4	1,628
	Securities borrowed or purchased under resale agreements	320	–	–	–	320
	Deposits with banks	25	–	–	–	25
		$9,836	$1,300	$337	$4	$11,477
	Interest expense
	Deposits	$3,311	$–	$–	$26	$3,337
	Securities sold short	–	327	–	–	327
	Securities lent or sold under repurchase agreements	127	–	–	–	127
	Subordinated indebtedness	178	–	–	–	178
	Other	49	–	–	–	49
		$3,665	$327	$–	$26	$4,018
2013	Interest income
	Loans	$9,788	$7	$–	$–	$9,795
	Securities	–	1,237	389	5	1,631
	Securities borrowed or purchased under resale agreements	347	–	–	–	347
	Deposits with banks	38	–	–	–	38
		$10,173	$1,244	$389	$5	$11,811
	Interest expense
	Deposits	$3,661	$–	$–	$18	$3,679
	Securities sold short	–	334	–	–	334
	Securities lent or sold under repurchase agreements	102	–	–	–	102
	Subordinated indebtedness	193	–	–	–	193
	Other	50	–	–	–	50
		$4,006	$334	$–	$18	$4,358

CIBC 2015 ANNUAL REPORT	165

Consolidated financial statements

Note 32	Future accounting policy changes

We are currently evaluating the impact of the following standards that are effective for us after fiscal 2015:

IFRS 15 “Revenue from Contracts with Customers” – Issued in May 2014, replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The original effective date for us would have been November 1, 2017. However, in July 2015, the IASB decided to defer the effective date by one year. The new guidance includes a five-step recognition and measurement approach, requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – Issued in July 2014, replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard. During 2015, OSFI issued a final advisory that requires D-SIBs to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014. Refer to Note 1 for further details on changes in accounting policies.

IFRS 9 consists of three main sections: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on what business model those instruments are managed under. Debt instruments that are managed on a “hold for trading” or “fair value” basis will be classified as fair value through profit or loss. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as fair value through OCI (FV-OCI for debt). Debt instruments that are managed on a “hold to collect” basis will be classified as Amortized cost.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or Amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at fair value through profit or loss option under the fair value option (FVO) if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as fair value through profit or loss unless an irrevocable designation is made to classify the instrument as fair value through OCI (FV-OCI for equities). For instruments where an irrevocable designation has been made, all realized and unrealized gains and losses are recognized in OCI with no recycling to profit and loss. Only dividends continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at fair value through profit or loss under IFRS 9.

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as Amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at fair value through profit and loss.

The application of the ECL methodology to non-impaired financial instruments requires entities to recognize 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then entities shall revert to recognizing 12 months of expected credit losses. The ECL model under IFRS 9 also requires that lifetime expected credit losses be recognized for financial assets that are assessed as credit-impaired.

Hedge accounting guidance has been changed to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting.

166	CIBC 2015 ANNUAL REPORT